Exhibit 99.1

NOTICE OF 2009 ANNUAL GENERAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

PENN WEST ENERGY TRUST
NOTICE OF ANNUAL MEETING OF UNITHOLDERS
to be held on June 9, 2009

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Penn West Energy Trust ("Penn West") will be held in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Tuesday, June 9, 2009, at 2:00 p.m. (Calgary time) for the following purposes:

1.	to receive and consider the consolidated financial statements of Penn West for the year ended December 31, 2008 and the auditors' report thereon;

2.
to consider and, if thought appropriate, to pass an ordinary resolution approving certain amendments to the Trust Unit Rights Incentive Plan of Penn West (all as more particularly described in Section 2.2.1 of the Management Proxy Circular of Penn West dated May 6, 2009 (the "Information Circular") under the heading "Approval of Clarifying Amendments to Security Based Compensation Plans – Trust Unit Rights Incentive Plan");

3.
to consider and, if thought appropriate, to pass an ordinary resolution approving certain amendments to the Employee Retirement Savings Plan of Penn West (all as more particularly described in Section 2.2.2. of the Information Circular under the heading "Approval of Clarifying Amendments to Security Based Compensation Plans – Employee Retirement Savings Plan");

4.	to appoint the auditors of Penn West for the ensuing year;

5.	to elect directors of Penn West Petroleum Ltd. for the ensuing year; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the "Record Date") for determination of Unitholders entitled to receive notice of and to vote at the Meeting is May 4, 2009.  Only Unitholders whose names have been entered in the register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.  Holders of Trust Units who acquire Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting.  Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy.  Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502, in each case by 2:00 p.m. (Calgary time) on June 5, 2009 or the second business day prior to the date of any adjournment of the Meeting.  Unitholders may also use a touch tone telephone to transmit voting instructions on or before the date and time noted above, although Unitholders cannot use the telephone voting service to designate another person to attend and vote

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

on their behalf at the Meeting.  In addition, Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Unitholder's behalf at the Meeting.  For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Unitholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters that are not yet determined.  Holders of Trust Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Calgary, in the Province of Alberta, this 6th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF PENN WEST PETROLEUM LTD.

By:	(signed) "William E. Andrew"
William E. Andrew
Chief Executive Officer
Penn West Petroleum Ltd.
the administrator of Penn West Energy Trust

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SECTION 1:	VOTING INFORMATION	1
1.1	Solicitation of Proxies	1
1.2	Notice to Beneficial Holders of Trust Units	1
1.3	Revocability of Proxy	2
1.4	Persons Making The Solicitation	3
1.5	Exercise Of Discretion By Proxy	3
1.6	Voting By Telephone	3
1.7	Voting By Internet	3
1.8	Voting Trust Units And Principal Holders Thereof	4
1.9	Quorum For Meeting	4
1.1	Approval Requirements	4

SECTION 2:	MATTERS TO BE ACTED UPON AT THE MEETING	5
2.1	Presentation of Financial Statements	5
2.2	Approval of Clarifying Amendments to Security Based Compensation Plans	5
2.3	Appointment of Auditors of Penn West	8
2.4	Election of Directors of PWPL	8

SECTION 3:	INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES	9
3.1	Directors' Term and Retirement Policy	9
3.2	Summary and Biographical Information for Director Nominees	9
3.3	Board Committee Compositions	15
3.4	Director Independence	16
3.5	Director Attendance Record	17
3.6	Other Public Company Directorships	18
3.7	Interlocking Board Memberships	19
3.8	Report on Director Compensation	19
3.9	Director Unit Ownership Requirement	28
3.1	Director Investment at Risk	28
3.11	Board and Director Assessment	28
3.12	Director Orientation and Education	29
3.13	Other Disclosures for Directors	31

SECTION 4:	REPORT ON EXECUTIVE COMPENSATION	33
4.1	General Information	33
4.2	Compensation Discussion and Analysis	34
4.2.1	Executive Compensation Objectives	34
4.2.2	Executive Compensation and Market Position	35
4.2.3	Executive Compensation Philosophy	36
4.2.4	Performance Assessments	36
4.2.5	Compensation Elements	37
4.2.6	Changes to the Compensation Program for 2009	40
4.2.7	Performance Chart	41
4.3	Summary Compensation Table	42
4.4	Incentive Plan Awards	43

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

4.5	Equity Compensation Plan Information	52
4.6	Pension Plan Benefits	52
4.7	Termination and Change of Control Benefits	53
4.8	Named Executive Officer Investment at Risk	58

SECTION 5:	MISCELLANEOUS MATTERS	59
5.1	Indebtedness of Directors and Executive Officers	59
5.2	Interest of Informed Persons in Material Transactions	59
5.3	Interest of Certain Persons or Companies in Matters to be Acted Upon	59
5.4	Additional Information	59

	APPENDIX A – FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE
	APPENDIX B – MANDATE OF THE BOARD OF DIRECTORS

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

PENN WEST ENERGY TRUST

INFORMATION CIRCULAR AND PROXY STATEMENT
DATED MAY 6, 2009

FOR THE ANNUAL MEETING OF UNITHOLDERS
TO BE HELD ON TUESDAY, JUNE 9, 2009

SECTION 1:                                VOTING INFORMATION

1.1	Solicitation of Proxies

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Penn West Petroleum Ltd. ("PWPL"), the administrator of Penn West Energy Trust ("Penn West"), for use at the annual meeting of the holders (the "Unitholders") of trust units ("Trust Units") of Penn West (the "Meeting") to be held on the 9th day of June, 2009, at 2:00 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting enclosed herewith.

Accompanying this Information Circular - Proxy Statement is an Instrument of Proxy for holders of Trust Units.  Instruments of Proxy must be received by CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502, by not later than 2:00 p.m. (Calgary time) on June 5, 2009 or on the second business day prior to the date of any adjournment of the Meeting.  CIBC Mellon Trust Company, the trustee of Penn West (the "Trustee"), has fixed the record date for the Meeting at the close of business on May 4, 2009 (the "Record Date").  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units.  No Unitholder who becomes a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed form of proxy are directors or officers of PWPL.  Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

1.2	Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for Penn West as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the registrar and transfer agent for Penn West.  Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.  Penn West does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.  The majority of Trust Units held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Trust Units held by the Beneficial Holder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Unitholder and vote your Trust Units in that capacity.  If you wish to attend the Meeting and vote your own Trust Units, you must do so as proxyholder for the registered Unitholder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

1.3	Revocability of Proxy

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

1.4	Persons Making The Solicitation

The solicitation is made on behalf of management of PWPL.  The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement will be borne by Penn West.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of PWPL, who will not be specifically remunerated therefor.

1.5	Exercise Of Discretion By Proxy

The Trust Units represented by proxies in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by Penn West are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual Meeting.  At the time of printing this Information Circular - Proxy Statement, management of Penn West knows of no such amendment, variation or other matter.

1.6	Voting By Telephone

Unitholders may use any touch-tone telephone to transmit their voting instructions.  To do so, Unitholders must telephone toll-free 1-866-271-1207 (English only) and follow the instructions provided.  Unitholders should have the instrument of proxy in hand when they call.  Each Unitholders' 13-digit control number is located on the instrument of proxy at the bottom left hand side.  If you vote by telephone, your vote must be received by not later than 2:00 p.m. (Calgary time) on June 5, 2009 or on the second business day prior to the date of any adjournment of the Meeting.  Unitholders cannot use the telephone voting service if they wish to designate another person to attend and vote on their behalf at the Meeting.

1.7	Voting By Internet

Unitholders may use the internet at www.exproxyvoting.com/pennwest to transmit their voting instructions and for electronic delivery of information.  Unitholders should have the instrument of proxy in hand when they access the web site.  Unitholders will be prompted to enter their 13-digit control number which is located on the instrument of proxy on the bottom left hand side.  If Unitholders vote by internet, their vote must be received by not later than 2:00 p.m. (Calgary time) on June 5, 2009 or on the second business day prior to the date of any adjournment of the Meeting.  The website may be used to appoint a proxy holder to attend and vote on a Unitholder's behalf at the

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

Meeting and to convey a Unitholder's voting instructions.  Please note that if a Unitholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Unitholder may resubmit their proxy, prior to the deadline noted above.  When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

1.8	Voting Trust Units And Principal Holders Thereof

Penn West was formed pursuant to the provisions of a trust indenture between the Trustee and PWPL dated April 22, 2005, amended and restated as of June 30, 2006, and further amended as of November 29, 2007 (as so amended and restated, the "Trust Indenture").

Penn West is authorized to issue an unlimited number of Trust Units.  As at May 6, 2009, approximately 414,228,221 Trust Units were issued and outstanding.  Penn West is also entitled to issue special voting units.  As at May 6, 2009, no special voting units had been issued.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.  All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders is entitled to cast such vote.

To the knowledge of the directors and executive officers of PWPL, no person or company beneficially owns, controls or directs, directly or indirectly, Trust Units carrying 10 percent or more of the voting rights attached to the issued and outstanding Trust Units.

1.9	Quorum For Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than five percent of the outstanding Trust Units.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

1.10	Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50 percent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

SECTION 2:                                MATTERS TO BE ACTED UPON AT THE MEETING

2.1	Presentation of Financial Statements

The consolidated financial statements of Penn West for the year ended December 31, 2008, together with the auditors’ report on those statements, have been mailed to the Unitholders who have requested such materials together with this Information Circular in accordance with applicable securities laws.  A copy of such financial statements is also available through the internet on Penn West's SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West's website at www.pennwest.com.

2.2	Approval of Clarifying Amendments to Security Based Compensation Plans

On May 26, 2008, Penn West announced that the Board of Directors (the "Board") of PWPL had approved, subject to receipt of Unitholder approval at this Meeting, certain clarifying amendments to the TURIP and Employee Retirement Savings Plan (the "Savings Plan", and together with the TURIP, the "Plans"), which amendments would formalize the manner in which the Board had historically administered the Plans.  The Board committed, and has continued, to administer the Plans in accordance with the proposed amendments until such time as Penn West received Unitholder approval of the proposed amendments and the Plans would become formally amended.  The proposed amendments to each of the Plans are described below.

2.2.1	Trust Unit Rights Incentive Plan

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, pass, an ordinary resolution to approve the following amendments to the TURIP:

(a)	the fair value of all grants made under the TURIP to each non-employee director shall be limited to $100,000 annually(1);

(b)
any reduction in the Grant Price (as defined in the TURIP), extension of the expiry date, or cancellation and reissue, of any outstanding rights granted under the TURIP shall require Unitholder approval;

(c)
any amendments to the individuals entitled to participate in the TURIP or that would permit rights granted under the TURIP to be transferable or assignable, other than for normal estate settlement purposes, shall require Unitholder approval; and

(d)	any increase in the maximum percentage of outstanding Trust Units reserved for issuance under the TURIP shall require Unitholder approval.

In order to implement these amendments to the TURIP, among other things, the amendment provisions of the TURIP will be deleted and replaced with the text set forth below, and the following

(1) As of January 1, 2008, the issuance of Unit Rights to directors under the TURIP has been discontinued. See Section 3.8.4 "2008 Director Compensation Program" for further information.

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

additional text will be added to the TURIP:

“The Board may amend or discontinue the Plan at any time without the consent of a holder of Rights provided that such amendment shall not alter or impair any Right previously granted under the Plan except as otherwise permitted hereunder.  In addition, the Board may, by resolution, amend this Plan and any Rights granted under it without unitholder approval; provided, however, that the Board will not be entitled to, absent unitholder and TSX approval: (i) increase the maximum number of Trust Units, or the maximum percentage of the issued and outstanding Trust Units, that may be reserved for issuance pursuant to this Plan; (ii) amend an issued and outstanding Right to reduce the Grant Price of such Right; (iii) amend an issued and outstanding Right to extend the expiry date of such Right beyond the original expiry date as determined at the Grant Date of such Right; (iv) cancel an issued and outstanding Right and issue the former holder of such cancelled Right a new Right in replacement thereof; (v) amend this Plan to permit persons to participate in this Plan who are not presently permitted to participate in this Plan in accordance with the terms hereof; and (vi) amend this Plan or any Rights issued and outstanding under this Plan to permit Rights granted under this Plan to be transferable or assignable (other than for estate settlement purposes in connection with the death of a Rights holder).”

“Furthermore, in any particular calendar year, no individual director of Penn West, other than a director who is also an officer or employee of Penn West, shall be granted Rights to the extent that the fair value of all Rights granted to such director in such calendar year exceeds $100,000, provided that for this purpose "fair value" shall mean the value of the Rights determined at the Grant Date of the Rights using an option-pricing methodology that is permissible under Canadian Generally Accepted Accounting Principles, as selected by the Board in its sole discretion.”

See Section 4.4.3(a) "Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan" for a description and the terms of the TURIP as at May 6, 2009 prior to the implementation of the proposed amendments.

Accordingly, at the Meeting the following ordinary resolution will be presented to Unitholders:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF PENN WEST ENERGY TRUST, THAT:

1.           the amendment of the Trust Unit Rights Incentive Plan as described in the Information Circular and Proxy Statement of Penn West Energy Trust dated May 6, 2009, with such other conforming changes to such Plan as the Board of Directors of Penn West Petroleum Ltd. considers necessary or appropriate, be and the same are hereby authorized and approved; and

2.           any director or officer of Penn West Petroleum Ltd. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.” The Board recommends that you vote for the resolution approving the amendments to the TURIP discussed above. It is the intention of the persons named in the enclosed Form of Proxy, if

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the above resolution.

2.2.2	Employee Retirement Savings Plan

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, pass, an ordinary resolution to approve the following amendments to the Savings Plan:

(a)
any amendments to the limits on employee or employer contributions to the Savings Plan or that would provide for any discount to the purchase price under the Savings Plan shall require Unitholder approval; and

(b)	any increase in the maximum percentage of outstanding Trust Units reserved for issuance under the Savings Plan shall require Unitholder approval.

In order to implement these amendments to the Savings Plan, among other things, the amendment provisions of the Savings Plan will be deleted and replaced with the text set forth below:

“The Board of Directors of Penn West may by resolution amend this Plan as to any matter without Unitholder approval; provided, however, that the directors will not be entitled to, absent Unitholder and Toronto Stock Exchange approval: (i) amend this Plan to provide for any reduction in the purchase price of any Trust Units purchased from the Trust pursuant to this Plan (including, without limitation, any amendment that would result in Trust Units being purchased from the Trust under this Plan at a discount to the Market Price); (ii) increase the maximum number of Trust Units, or the maximum percentage of the issued and outstanding Trust Units, that may be reserved for issuance pursuant to this Plan; or (iii) amend the restrictions contained in this Plan in respect of the minimum and maximum amounts that may be contributed to this Plan in respect of Employee Contributions and Penn West Contributions.”

See Section 4.4.3(b) "Narrative Discussion of Plan-Based Awards – Employee Retirement Savings Plan" for a description and the terms of the Savings Plan as at May 6, 2009 prior to the implementation of the proposed amendments.

Accordingly, at the Meeting the following ordinary resolution will be presented to Unitholders:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF PENN WEST ENERGY TRUST, THAT:

1.           the amendment of the Employee Retirement Savings Plan as described in the Information Circular and Proxy Statement of Penn West Energy Trust dated May 6, 2009, with such other conforming changes to such plan as the Board of Directors of Penn West Petroleum Ltd. considers necessary or appropriate, be and the same are hereby authorized and approved; and

2.           any director or officer of Penn West Petroleum Ltd. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.”

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

The Board recommends that you vote for the resolution approving the amendments to the Savings Plan discussed above. It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the above resolution.

2.3	Appointment of Auditors of Penn West

The Trust Indenture provides that the auditors of Penn West will be selected at each annual meeting of Unitholders.  KPMG LLP was appointed as auditor of PWPL in 2002 and has been the auditor of Penn West since its inception on April 22, 2005.  Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of Penn West until the next annual meeting of the Unitholders.

2.4	Election of Directors of PWPL

The articles of PWPL provide for a minimum of one (1) director and a maximum of 12 (twelve) directors.  There are currently eleven (11) directors and the Board has determined that the number of directors be increased to twelve (12) members, by the proposed addition of Murray Nunns, the President & Chief Operating Officer of PWPL.  Unitholders are entitled to elect all twelve (12) of the members of the Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board.

The twelve (12) nominees for election as directors of PWPL by Unitholders are as follows:

James E. Allard	Shirley A. McClellan
William E. Andrew	Murray R. Nunns
Robert G. Brawn	Frank Potter
George H. Brookman	R. Gregory Rich
John A. Brussa	Jack Schanck
Daryl Gilbert	James C. Smith

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

SECTION 3:	INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

3.1	Directors' Term and Retirement Policy

The nominees for election as directors of PWPL will serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed.  In addition, Penn West's Governance Guidelines provide that each director must offer their resignation to the Chairman of the Governance Committee upon reaching the age of 65 and annually thereafter.  The Chairman of the Governance Committee will consider such offer of resignation and, after consultation with other members of the Governance Committee and the Board, accept such resignation if it is deemed appropriate to do so.

3.2	Summary and Biographical Information for Director Nominees

Certain information in respect of the nominees for election as directors of PWPL, including their names, municipalities of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of PWPL (or its predecessors), and the number of Trust Units and Unit Rights beneficially owned or controlled or directed, directly or indirectly, by each nominee as at May 5, 2009, is set forth below.

JAMES E. ALLARD
Mr. Allard is an independent director and business advisor.  He has a Bachelor of Science degree in Business Administration from the University of Connecticut and completed the Advanced Management Program at Harvard University.  Mr. Allard has focused his career on international finance in the petroleum industry for the past 40 years, during which he has served as the Chief Executive Officer, Chief Financial Officer and/or a director of a number of publicly traded and private companies.  Over the past nine years he has served on the board of the Alberta Securities Commission, acted as the sole external trustee and advisor to a mid-sized pension plan and served as a director and advisor to several companies.  From 1981 to 1995, Mr. Allard served as a senior executive officer of Amoco Corporation and as a director of Amoco Canada, which at that time was Canada's largest natural gas producer.

Calgary, Alberta, Canada Age: 66 Independent Director Director Since: June 30, 2006	Areas of Expertise: Finance Market Regulation Oil and Natural Gas Industry	Ownership(2): Trust Units: 5,040 Unit Rights: 60,200

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WILLIAM E. ANDREW
Mr. Andrew is the Chief Executive Officer of PWPL, a position he has held since June 2005.  Mr. Andrew also served as the President of PWPL and its predecessors from 1995 to February 2008.  Mr. Andrew is a Petroleum Engineer with more than 30 years of oil and natural gas industry experience, including 17 years with Penn West.  He received his engineering diploma from the University of Prince Edward Island in 1973 and a bachelor degree in engineering from Nova Scotia Technical College in 1975.  Prior to joining Penn West, Mr. Andrew held senior positions at Gulf Canada, Shell Canada, Canadian Occidental Petroleum and Ocelot Industries and served as a Vice-President at Opinac Exploration.  Mr. Andrew joined PWPL in 1992 as a director and a key member of the team that led the company from a very small, non-viable junior producer to one of Canada's largest senior oil and natural gas exploration and production companies, and thereafter to North America's largest energy income trust.  Mr. Andrew served on the Board of Governors of the Canadian Association of Petroleum Producers until April 15, 2007.  He is currently the Chancellor of the University of Prince Edward Island.

Calgary, Alberta, Canada Age: 56 Director and Chief Executive Officer Director Since: June 3, 1994	Areas of Expertise: Engineering Health & Safety Oil and Natural Gas Industry	Ownership(2): Trust Units: 147,139 Unit Rights: 1,070,000
ROBERT G. BRAWN
Mr. Brawn is the President of 738831 Alberta Ltd., a private investment company, and has held such position since May 30, 2003.  From January 5, 2006 to January 11, 2007, Mr. Brawn served as a director and Chairman Emeritus of the Board of Canetic Resources Inc., administrator of Canetic Resources Trust ("Canetic"), acquired by Penn West Energy Trust as of January 2008.  Mr. Brawn was also a member of the Audit and Reserves Committees of Canetic's board of directors.  From April 20, 2001 until May 30, 2003, Mr. Brawn was Chairman of Acclaim Energy Inc. and prior thereto, Mr. Brawn was Chairman of Danoil Energy Ltd.  Mr. Brawn is currently a director of ATB Financial, and a member of a number of other private and public boards.  In addition to his 50 years of experience in the oil and natural gas industry, Mr. Brawn was previously the Chairman of the Calgary Chamber of Commerce and the Independent Petroleum Association of Canada and Co-Chairman of the Calgary Economic Authority.

Calgary, Alberta, Canada Age: 72 Independent Director Director Since: January 11, 2008	Areas of Expertise: Finance Oil and Natural Gas Industry	Ownership(2): Trust Units: 188,540 Unit Rights: Nil(3)

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GEORGE H. BROOKMAN
Since 1984, Mr. Brookman has been the President and Chief Executive Officer of West Canadian Industries Group Inc., a commercial digital printing and graphics company.  In 1984, Mr. Brookman acquired West Canadian Industries Group and under his leadership, it has become one of Canada's largest privately held digital printing and imaging service companies.  He is also a partner in Vistek, a major retail camera operation with stores in Toronto, Ottawa, Mississauga, Calgary and Edmonton.  He was also the founder of Commonwealth Legal Inc., Canada's only national litigation support services company.  Prior to acquiring West Canadian Industries Group, Mr. Brookman was involved for many years in the commercial development industry in the Real Estate Group at Manulife and later as the Vice-President of ATCO Development Ltd.  In addition to his thirty-five years of business experience, Mr. Brookman has been active in the community and is currently the President and Chairman of the Calgary Exhibition and Stampede.  In addition, Mr. Brookman is a member of the Institute of Corporate Directors.

Calgary, Alberta, Canada Age: 62 Independent Director Director Since: August 3, 2005	Areas of Expertise: Compensation and Human Resources Governance Marketing	Ownership(2): Trust Units: 6,500 Unit Rights: 44,000
JOHN A. BRUSSA
Mr. Brussa is a Senior Partner of Burnet, Duckworth & Palmer LLP, a Calgary-based law firm, specializing in the area of taxation.  Mr. Brussa attended the University of Windsor where he received his law degree in 1981.  He has been with Burnet, Duckworth & Palmer LLP since 1982 and his current practice includes structured finance, taxation of international energy operations, corporate and income trust restructuring and reorganization, dispute resolution and acquisitions and divestitures.  He has lectured extensively to the Canadian Tax Foundation, the Canadian Institute, the Canadian Petroleum Tax Society and Insight.  Mr. Brussa is also a director of a number of energy and energy-related corporations and income funds.  In addition, Mr. Brussa is a past Governor of the Canadian Tax Foundation and is a director or trustee of a number of charitable or non-profit organizations.

Calgary, Alberta, Canada Age: 52 Independent Director Chairman of the Board Director Since: April 21, 1995	Areas of Expertise: Finance Law Taxation	Ownership(2): Trust Units: 329,910 Unit Rights: 143,900

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DARYL GILBERT
Mr. Gilbert has been active in the western Canadian oil and natural gas sector for over 30 years, working in reserves evaluation with Gilbert Laustsen Jung Associates Ltd. (now GLJ Petroleum Consultants Ltd.)  ("GLJ"), an engineering consulting firm, from 1979 to 2005.  Mr. Gilbert served as President and Chief Executive Officer of GLJ from 1994 to 2005.  Since 2005, Mr. Gilbert has been an independent businessman and investor, and serves as a director for a number of public and private entities.  Mr. Gilbert is a graduate of the University of Manitoba with a Bachelor of Science in Engineering and is a Registered Professional Engineer in Alberta.

Calgary, Alberta, Canada Age: 57 Independent Director Director Since: January 11, 2008	Areas of Expertise: Engineering Oil and Natural Gas Industry Reserves	Ownership(2): Trust Units: 4,653 Unit Rights: Nil(3)
SHIRLEY A. MCCLELLAN
Mrs. McClellan is Distinguished Scholar in Residence at the University of Alberta for the Faculties of Agriculture and Rural Economy and the School of Business.  She lectures primarily in Rural Economy and the School of Business.  Mrs. McClellan brings to Penn West the experience gained over 20 years of distinguished service to the Province of Alberta.  Her career included the offices of Deputy Premier of Alberta from 2001 to 2007, Minister of Finance of Alberta from 2004 to 2007 and Chair of the Treasury Board and Vice-Chair of the Agenda and Priorities Committee of the Government of Alberta.  Mrs. McClellan served a total of six terms as a Member of the Alberta Legislative Assembly representing the constituency of Drumheller-Stettler.  Over this time period, she held numerous other portfolios, including Minister of Agriculture, Food and Rural Development, Minister of International and Intergovernmental Relations, Minister of Community Development, and Minister of Health.

Hanna, Alberta, Canada Age: 67 Independent Director Director Since: June 8, 2007	Areas of Expertise: Community, Public and Government Relations Health and Safety	Ownership(2): Trust Units: 0 Unit Rights: 50,000
MURRAY R. NUNNS

Mr. Nunns is a professional geologist who has held a number of executive positions in the Canadian oil and natural gas industry.  He has been the Executive Chairman of Monterey Exploration Ltd., a private oil and gas company, since 2005.  In addition, Mr. Nunns served as member of the Board of PWPL from 2005 until January 11, 2008, during which time he also served as the Chairman of the Reserves Committee.  From 2003 to 2005, he served as the President and Chief Executive Officer of Crispin Energy Inc., a public oil and gas company.  From 1993 to 2002, he held a variety of management positions at Rio Alto Exploration Ltd, a public oil and gas company, including Executive Vice President of Exploration and Development and Chief Operating Officer.

Calgary, Alberta, Canada Age: 53 President & Chief Operating Officer Director Nominee Director Since: N/A(4)	Areas of Expertise: Geology Oil and Natural Gas Exploration Oil and Natural Gas Industry	Ownership(2): Trust Units: 75,297 Unit Rights: 717,500

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FRANK POTTER
Mr. Potter has a background in international banking in Europe, the Middle East and the United States.  He managed the international business of one of Canada's principal banks before being appointed Executive Director of the World Bank in Washington where he served for nine years.  Mr. Potter subsequently served as a Senior Advisor at the Department of Finance for the Canadian government.  He is currently the Chairman of Emerging Markets Advisors, Inc., a Toronto based consultancy that assists corporations in making and managing direct investments internationally.  Mr. Potter serves on a number of boards, including Canadian Tire Corporation, Limited, the Royal Ontario Museum and Softchoice Corporation.

Toronto, Ontario, Canada Age: 72 Independent Director Director Since: June 30, 2006	Areas of Expertise: Banking Finance International Markets	Ownership(2): Trust Units: 6,785 Unit Rights: 60,200
R. GREGORY RICH
Mr. Rich has been a principal of Blackrock Energy Associates, an energy consulting and investment firm, since October 2002.  Mr. Rich was President and Chief Executive Officer of XPRONET Resources Inc., a private oil and natural gas company, which position he held from April 1999 to July 2002.  Prior thereto, Mr. Rich was Chairman and President of Amoco Canada Petroleum Company, Ltd.  Mr. Rich has 35 years of experience in the international oil and natural gas industry, mainly with Amoco Corporation.  Mr. Rich has lived and worked in Canada, Azerbaijan, Gabon, the U.S. and Trinidad & Tobago, and has had responsibility for the pursuit, capture and operation of upstream projects and opportunities worldwide.  Mr. Rich holds an engineering degree and MBA, both from the University of California, Los Angeles (UCLA).

Houston, Texas, USA Age: 61 Independent Director Director Since: January 11, 2008	Areas of Expertise: Engineering Human Resources Oil and Natural Gas Industry	Ownership(2): Trust Units: 12,000 Unit Rights: Nil(3)
JACK SCHANCK
Mr. Schanck has been the Managing Partner of Tecton Energy ("Tecton") since March 2007, following the merger of SouthView Energy and Tecton.  Mr. Schanck brings over 31 years of experience in the US and Canadian international oil and natural gas industry, as a geologist and an experienced manager.  Prior to joining Tecton, Mr. Schanck was Chief Executive Officer of SouthView Energy, an independent oil and natural gas investment vehicle funded by Jefferies Capital Partners and Quantum Energy Partners.  For over 5 years before starting SouthView Energy, Mr. Schanck served as Co-Chief Executive Officer of Samson Investment Company ("Samson"), a large private oil and natural gas company based in the U.S.  Prior to his work with Samson, Mr. Schanck held a variety of technical and managerial positions, over a 23-year period with Unocal Corporation, including President of Spirit Energy (the domestic exploration and production portion of Unocal), Executive Vice President, International, Executive Vice President, World Wide Exploration, and President of Unocal Canada.

Missouri City, Texas, USA Age: 57 Independent Director Director Since: June 2, 2008	Areas of Expertise: Geology Health & Safety Oil and Natural Gas Industry	Ownership(2): Trust Units: 4,000 Unit Rights: Nil(3)

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JAMES C. SMITH
Mr. Smith is a Chartered Accountant with over 35 years of experience in public accounting and industry.  Since 1998, he has been a business consultant and independent director to a number of public and private companies operating in the oil and natural gas industry.  From February 2002 to June 2006, he served as the Vice-President and Chief Financial Officer of Mercury Energy Corporation, a private oil and natural gas company.  Mr. Smith also held the position of Chief Financial Officer of Segue Energy Corporation, a private oil and natural gas company, from January 2001 to August 2003.  From 1999 to 2000, Mr. Smith was the Vice-President and Chief Financial Officer of Probe Exploration Inc., a publicly traded oil and natural gas company.  Mr. Smith served as the Vice-President and Chief Financial Officer of Crestar Energy Inc. from its inception in 1992 until 1998, during which time the company completed an initial public offering, was listed on the Toronto Stock Exchange and completed several major debt and equity financing transactions.

Calgary, Alberta, Canada Age: 58 Independent Director Director Since: May 31, 2005	Areas of Expertise: Accounting Business Strategy Finance Audit Committee financial expert	Ownership(2): Trust Units: 10,400 Unit Rights: 58,500

Notes:

(1)	For information regarding the committees of the Board on which each nominee serves (if any) as of May 6, 2009, see Section 3.3 "Board Committee Compositions".
(2)
Represents the number of Trust Units and Unit Rights beneficially owned or controlled or directed, directly or indirectly, by each nominee based on information provided to PWPL by each nominee (in the case of Trust Units only).

(3)
As of January 1, 2008, the issuance of Unit Rights to directors under the TURIP was discontinued.  Messrs. Brawn, Gilbert, and Rich were appointed to the Board as of January 11, 2008 and Mr. Schanck was elected to the Board as of June 2, 2008.  Accordingly, Messrs. Brawn, Gilbert, Rich and Schanck have not been issued Unit Rights under the TURIP.

(4)	Mr. Nunns was a director of PWPL from January 1, 2006 to January 11, 2008.

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3.3	Board Committee Compositions

The following table identifies the Board's committees and their members as at May 6, 2009:

Committees (Number of Members)
Director	Acquisitions & Divestments Committee(3) (2)	Audit Committee (4)	Governance Committee (4)	Human Resources and Compensation Committee (4)	Reserves Committee (4)	Health, Safety and Environment Committee (4)
James E. Allard	Chair	X				X
William E. Andrew(1)
Robert G. Brawn					X	X
George H. Brookman			Chair	X
John A. Brussa(2)
Daryl Gilbert				X	Chair
Shirley A. McClellan		X	X			X
Frank Potter	X	X	X
R. Gregory Rich			X	Chair
Jack Schanck					X	Chair
James C. Smith		Chair		X	X

Notes:

(1)	As a management director, Mr. Andrew does not serve on any committees of the Board.
(2)	As Chairman of the Board, Mr. Brussa does not serve on any committees of the Board.
(3)	The Acquisitions & Divestments Committee was created on November 10, 2008.

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3.4	Director Independence

The Board is responsible for determining whether or not each director is independent.  In making this determination, the Board applies the definition of "independence" as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices.  In applying this definition, the Board considers all relationships of the directors with Penn West, including business, family and other relationships.  The Board also determines whether each member of Penn West's Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.   The Board has opted not to adopt the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

The following table reflects the determinations made by the Board with respect to the independence of each director and nominee:

Director	Management	Independent (1)(2)	Not Independent	Reason for Non-Independence
James E. Allard		X
William E. Andrew	X		X	Mr. Andrew is the Chief Executive Officer of PWPL.
Robert G. Brawn		X
George H. Brookman		X
John A. Brussa		X
Daryl Gilbert		X
Shirley A. McClellan		X
Murray R. Nunns	X		X	Mr. Nunns is the President & Chief Operating Officer of PWPL.
Frank Potter(2)		X
R. Gregory Rich		X
Jack Schanck		X
James C. Smith(2)		X

Notes:

(1)	All members of Committees have been determined to be independent. All Audit Committee members are independent under any additional regulatory requirements applicable to them.
(2)
The Board has determined that each of Mr. Smith's and Mr. Potter's service on the audit committees of more than three public companies (including the Audit Committee of PWPL) does not impair either of their ability to serve on PWPL's Audit Committee.

(3)
The Board has determined that Mr. Brussa's partnership in the law firm of Burnet, Duckworth & Palmer LLP, which receives fees for the provision of legal services to Penn West and PWPL, is not a relationship that would interfere with the exercise of Mr. Brussa's independent judgement in his role as a member of the Board.

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3.5	Director Attendance Record

The attendance record of each director nominated for re-election, for all Board meetings and meetings of any committees of the Board held in 2008 is set forth below.

Director	Board(1)	A&D Committee(2)	Audit Committee		HR&C Committee		Governance Committee	Health, Safety & Environment Committee		Reserves Committee		Total
James E. Allard	13/13	1/1	6/6		-		-	1/1	(9)	-		21/21 (100%)
William E. Andrew	13/13	-	-		-		-	-		-		13/13 (100%)
Robert G. Brawn(10)	12/12	-	-		-		-	2/2		4/4	(3)	18/18 (100%)
George H. Brookman	11/13	-	1/1	(4)	4/5		5/5	1/1	(4)	-		22/25 (88%)
John A. Brussa	13/13	-	-		-		-	-		-		13/13 (100%)
Daryl Gilbert(10)	12/12	-	-		3/3	(5)	-	1/1	(5)	6/6		22/22 (100%)
Shirley A. McClellan	13/13	-	5/5	(6)	-		5/5	2/2		-		25/25 (100%)
Frank Potter	13/13	1/1	5/5	(6)	1/1	(7)	5/5	-		-		25/25 (100%)
R. Gregory Rich(10)	12/13	-	-		4/5		5/5	-		-		21/23 (91%)
Jack Schanck(10)	5/5	-	-		-		-	1/1	(8)	2/2	(8)	8/8 (100%)
James C. Smith	13/13	-	6/6		5/5		-	-		6/6		30/30 (100%)

Total	129/133 (97%)	2/2 (100%)	23/23 (100%)		17/19 (89%)		20/20 (100%)	8/8 (100%)		18/18 (100%)		218/233 (98%)

Overall Number and Percentage of Meetings Attended:										218/233 98%

Notes:
(1)	There were 11 Board meetings and two full-day strategy meetings of the Board and senior management in 2008.
(2)	The Acquisitions & Divestments Committee was formed by a resolution of the Board on November 10, 2008.
(3)	Mr. Brawn was appointed to the Reserves Committee and the Health, Safety & Environment Committee on February 20, 2008.
(4)	Mr. Brookman ceased to be a member of each of the Audit Committee and the Health, Safety & Environment Committee on February 20, 2008.
(5)
Mr. Gilbert was appointed to the Reserves Committee on February 20, 2008, the HR&C Committee on August 6, 2008 and was a member of the Health, Safety & Environment Committee from February 20, 2008 to August 6, 2008.

(6)	Mrs. McClellan and Mr. Potter were appointed to the Audit Committee on February 20, 2008.
(7)	Mr. Potter ceased to be a member of the Compensation Committee on February 20, 2008.
(8)	Mr. Schanck was appointed to the Health, Safety & Environment Committee and the Reserves Committee on August 6, 2008.
(9)	Mr. Allard was appointed to the Health, Safety & Environment Committee on August 6, 2008.
(10)	Messrs. Brawn, Gilbert and Rich were appointed to the Board on January 11, 2008. Mr. Schanck was elected to the Board on June 2, 2008.

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3.6	Other Public Company Directorships

The table below sets forth the other reporting issuers for which Penn West directors or nominees serve as directors as at May 6, 2009.

Director	Reporting Issuer	Stock Exchange
Allard	None	-
Andrew	None	-
Brawn	Black Diamond Group Inc., administrator of Black Diamond Income Fund	TSX
	Grande Cache Coal Corporation	TSX
	Parkland Industries Ltd., administrator of Parkland Income Fund	TSX
Brookman	None	-
Brussa	Baytex Energy Ltd. (Baytex Energy Trust)	TSX, NYSE
	BlackWatch Energy Services Operating Corp.	TSX
	Cirrus Energy Corporation	TSX-V
	Crew Energy Inc.	TSX
	Deans Knight Income Corporation	TSX
	Divestco Inc.	TSX
	Enseco Energy Services Corp.	TSX-V
	Galleon Energy Inc.	TSX
	Harvest Operations Corp. (Harvest Energy Trust)	TSX, NYSE
	Highpine Oil & Gas Limited	TSX
	Monterey Exploration Ltd.	TSX
	North American Energy Partners Inc.	TSX, NYSE
	Ontario Energy Savings Corp. (Energy Savings Income Fund)	TSX
	Orleans Energy Ltd.	TSX-V
	Progress Energy Resources Corp.	TSX
	Storm Exploration Inc.	TSX
	Trafalgar Energy Ltd.	TSX
	Yoho Resources Inc.	TSX-V
Gilbert	AltaGas Income Trust	TSX
	Crocotta Energy Inc.	TSX
	Falcon Oil and Gas Ltd.	TSX-V
	Globel Direct Inc.	N/A
	Kereco Energy Ltd.	TSX
	MGM Energy Corp.	TSX
	Nexstar Energy Ltd.	TSX-V
	Qwest Energy Investment Management Corp. (manager of Qwest Energy funds)	TSX
	Seaview Energy Inc.	TSX-V
	Zed-I Inc.	TSX-V
McClellan	None	-

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	Monterey Exploration Ltd.	TSX
Nunns	Trafalgar Energy Ltd.	TSX
Potter	Canadian Income Management Inc.	TSX
	Canadian Income Management CIM Limited	TSX
	Canadian Tire Corporation, Limited	TSX
	C.A Bancorp Inc.	TSX
	CAPVEST Income Corp.	TSX-V
	Sentry Select Capital Corporation, a private company that manages a number of exchange-traded investment funds, and each of the trusts and funds in the Sentry Select family	-
	Softchoice Corporation	TSX
	Strategic Energy Management Corp. (Strategic Energy Fund)	TSX
Rich	None	-
Schanck	Tecton Canada ULC	N/A
	Tecton Energy LLC	N/A
Smith	Antrim Energy Inc.	TSX, LSE
	Grey Wolf Exploration Inc.	TSX
	Pure Energy Services Ltd.	TSX
	TG World Energy Corp.	TSX-V

3.7	Interlocking Board Memberships

The following table sets forth the nominees who served together as directors on the boards of other reporting issuers as at May 6, 2009.

Company	Directors in Common
Monterey Exploration Ltd.	John A. Brussa Murray R. Nunns
Trafalgar Energy Ltd.

3.8	Report on Director Compensation

3.8.1	Overview of Director Compensation

The Board, through the Governance Committee, is responsible for developing and implementing the directors' compensation program. The main objectives of the directors' compensation program are to:

•	attract and retain highly qualified individuals as members of the Board;

•	compensate the directors in a manner that is competitive with other comparable public issuers

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and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

•	align the interests of the directors with the interests of Unitholders.

The Governance Committee performs an annual review of the form and amount of compensation for directors of PWPL to ensure that such compensation continues to achieve the objectives cited above.  The Governance Committee conducts the annual review of directors' compensation having regard to, among other things, various governance reports on current trends in directors' compensation, compensation data for directors of reporting issuers that are of a comparable size to Penn West or otherwise reasonably expected to compete directly with Penn West in the recruitment of talented directors, and the information and advice received from third party compensation consultants.  The Governance Committee formulates and makes recommendations to the Board regarding the form and amount of compensation for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations.

3.8.2	Director Compensation Philosophy

Unlike compensation for PWPL's executive officers, the directors' compensation plan is generally not designed to pay for performance; rather, directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Trust Unit ownership (required through ownership guidelines) serves to align the directors' interests with the interests of the Unitholders.  Consistent with this philosophy, non-management directors do not participate in the Savings Plan.  In addition, the TURIP currently provides that the aggregate number of Unit Rights granted to the independent directors as a group must not exceed one percent (1%) of the issued and outstanding Trust Units at any given time.  See Section 4.4.3(a) "Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan" for a description of the TURIP.  Certain amendments to the TURIP have been approved by the Board and will be effective following the Meeting if such amendments are approved at the Meeting by Unitholders.  These amendments include the adoption of a provision that will limit the fair value of all Unit Rights granted to each non-management director in each fiscal year to $100,000.  For details regarding the proposed amendments, see Section 2.2.1 "Approval of Clarifying Amendments to Security Based Compensation Plans – Trust Unit Rights Incentive Plan".  Further to these amendments, effective as of January 1, 2008, the Board discontinued the issuance of Unit Rights under the TURIP to non-management directors of PWPL.

3.8.3	Director Compensation and Market Position

For purposes of decisions with respect to director compensation in 2008, the Governance Committee considered comparative compensation data provided by Mercer (Canada) Limited ("Mercer") for a select group of comparator organizations.  In identifying such comparator group, emphasis was placed on the following:

•
Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity; and

•	organizations with which PWPL may reasonably be expected to compete when recruiting future directors.

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Based mainly on the above criteria, the following comparator group of entities (the "Board Comparator Group") was identified and used as a factor in the review and consideration of appropriate levels and composition of compensation for PWPL's directors:

Agrium Inc.	Canadian Utilities Limited	Nexen Inc.
Cameco Corp.	Enerplus Resources Fund	Pengrowth Energy Trust
Canadian Oil Sands Trust	First Quantum Minerals Ltd.	Teck Cominco Ltd.
Canadian Pacific Railway Ltd.	Fording Canadian Coal Trust	TransAlta Corp.

PWPL targets total director compensation at the median of the Board Comparator Group, in order to maintain a position from which talented future directors may be competitively recruited.  The Governance Committee used data regarding the Board Comparator Group as a frame of reference and applied judgment in making director compensation recommendations to the Board.

3.8.4	2008 Director Compensation Program

In August 2008, following a review of Penn West's director compensation program spanning several months, the Governance Committee recommended to the Board that the compensation program for directors of PWPL be amended based on the objectives summarized above and the desire to move away from Unit Right based compensation, in order to help ensure unbiased decision making.  The Board reviewed and accepted the recommendations of the Governance Committee and approved a new director compensation program on August 6, 2008.  The material components of the new directors' compensation program for Penn West are as follows:

(a)
On recommendation from the Governance Committee the Board had determined that as of January 1, 2008 the issue of new Rights to directors under the TURIP would be discontinued.  The new director compensation program reinforced and formalized that decision.

(b)
Instead of receiving Unit Rights under the TURIP, non-management directors who were appointed to the Board after January 1, 2008 and who were members of the Board as of August 6, 2008, are paid an annual retainer of $125,000, with 60 percent (i.e. $75,000) of such annual retainer required to be used to purchase Trust Units of Penn West on the TSX or NYSE.  Such Trust Units must be held for a minimum period of one year following purchase, provided that the subject director is in compliance with the minimum Trust Unit ownership requirements for non-management directors (see Section 3.8.4 "Director Unit Ownership Requirements" for details of the minimum Trust Unit ownership requirements for Board members).

(c)
In 2008 and 2009, non-management directors who were appointed to the Board prior to January 1, 2008 will continue to receive an annual retainer of $50,000.  As of January 1, 2010, when the majority of outstanding Unit Rights held by such directors will have vested, all non-management members of the Board other than the Chairman of the Board will be subject to the new director annual retainer described in paragraph (b) above.  As of January 1, 2010, the Chairman of the Board will receive a total annual retainer of $250,000, with 40 percent (i.e. $100,000) of such annual retainer required to be used to purchase Trust Units of Penn West on the TSX or NYSE.

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In 2008, the Chairman of the Board was paid an additional annual retainer of $100,000, for an aggregate annual retainer of $150,000.  The Chairman of the Audit Committee was paid an additional $15,000 retainer for an aggregate annual retainer of $65,000.  Each of the Chairs of the Human Resources and Compensation Committee, the Governance Committee, the Health, Safety and Environment Committee and the Reserves Committee were paid an additional $7,500 annual retainer.  Members of the Acquisitions and Divestments Committee are paid an annual retainer of $20,000 and do not receive any additional fees in respect of their service on such committee.  Thus, the Chair of the Acquisitions and Divestments Committee does not receive an additional retainer beyond his retainer for service on the committee itself.  Non-management directors were also paid a fee of $1,500 for attendance at each meeting of the Board, including meetings attended by telephone.  Committee members (with the exception of the members of the Acquisitions & Divestments Committee, who do not receive meeting fees) were paid a fee of $1,500 for attendance at each committee meeting, including meetings attended by telephone.  A travel fee of $1,500 was introduced in 2008, which is paid when a non-management director travels more than four hours each way, outside his or her province or state of residence, for attendance at a meeting of the Board or a committee of the Board.  Directors also receive reimbursement for out-of-pocket expenses in carrying out their duties as a director and are eligible to participate in the health and wellness benefits programs available to employees of PWPL.

William Andrew, a director and the CEO of PWPL, does not receive any retainers, fees, Unit Right grants or other compensation in his capacity as a director of PWPL.  Accordingly, the disclosure set forth below in respect of directors does not refer to any compensation paid to Mr. Andrew in his capacity as a director of PWPL and only refers to the other, non-management directors of PWPL.  For information on Mr. Andrew's compensation in 2008 in his capacity as the CEO of PWPL, see Section 4 "Report on Executive Compensation".

Other than Mr. Andrew, a total of 13 individuals served as a director of PWPL for at least a portion of the 2008 fiscal year.  Of these individuals, Messrs. Allard, Brookman, Brussa, Potter and Smith and Ms. McClellan served as directors of PWPL for the entire 2008 fiscal year.  During 2008: Mr. Nunns served as a director from January 1 until he stepped down on January 11; Mr. Phillips served as a director from January 1 until he stepped down on June 2; Messrs. Brawn, Gilbert and Rich served as directors commencing with their appointment to the Board on January 11 through to the end of the year (and continue to so serve); Mr. Schanck served as a director commencing with his appointment to the Board on June 2 through to the end of the year (and continues to so serve); and Mr. Lee served as a director commencing with his appointment to the Board on January 11 until he stepped down on June 2.  Compensation information in respect of Messrs. Nunns, Phillips, Brawn, Gilbert, Rich, Schanck and Lee is only in respect of the respective periods of time during which each individual served as a director of PWPL during 2008.

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Summary of Director Fee Structure

The following table summarizes the director fee structure for PWPL in 2008 and as at May 6, 2009.

Annual Retainer for Chairman of the Board	$150,000
Annual Retainer for each Board Member other than the Chairman of the Board:
(a)if appointed before January 1, 2008	$50,000
(b)if appointed after January 1, 2008 and not serving on the Board as of August 6, 2008	$50,000
(c)if appointed after January 1, 2008 and serving on the Board as of August 6, 2008(1)	$125,000
Annual Retainer for each A&D Committee Member	$20,000
Annual Retainer for Audit Committee Chair	$15,000
Annual Retainer for each Committee Chair (other than Chairs of the Audit Committee and A&D Committee)	$7,500
Board and Committee Meeting Fees (per meeting attended) (2)	$1,500
Travel Fee (per instance)(3)	$1,500

Notes:
(1)
Sixty percent of this amount must be used to purchase Trust Units of Penn West on the TSX or NYSE.  Currently, this retainer level and Trust Unit purchase requirement applies to Messrs. Brawn, Gilbert, Rich and Schanck.  As of January 1, 2010, all members of the Board will be subject to this retainer and Trust Unit purchase requirement, once the majority of Unit Rights held by directors have expired.

(2)	A&D Committee members do not receive meeting fees for A&D Committee meetings attended.
(3)
A travel fee of $1,500 was introduced in 2008, which is paid when a non-management director travels more than four hours each way, outside his or her province or state of residence, for attendance at a meeting of the Board or a committee of the Board.

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3.8.6	Director Compensation Table

The following table and related notes disclose all amounts of compensation provided to the non-management directors of PWPL during 2008.  All forms of compensation provided to the non-management directors of PWPL during 2008 are included in the table and related notes.

Name	Fees earned(1) ($)		Share-based awards(2) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)	Pension value(4) ($)	All other compensation(5) ($)	Total(6) ($)
James Allard	110,000		N/A	Nil	N/A	N/A	Nil	110,000
Robert Brawn	148,318		N/A	Nil	N/A	N/A	Nil	148,318
George Brookman	93,625		N/A	Nil	N/A	N/A	Nil	93,625
John Brussa	169,500		N/A	Nil	N/A	N/A	Nil	169,500
Daryl Gilbert	160,744		N/A	Nil	N/A	N/A	Nil	160,744
Shirley McClellan	89,000		N/A	Nil	N/A	N/A	Nil	89,000
Murray Nunns(7)	7,167		N/A	Nil	N/A	N/A	Nil	7,167
Frank Potter	107,500		N/A	Nil	N/A	N/A	12,000	119,500
Gregory Rich	159,245		N/A	Nil	N/A	N/A	9,000	168,245
Jack Schanck	89,291		N/A	Nil	N/A	N/A	4,500	93,791
James Smith	110,000		N/A	Nil	N/A	N/A	Nil	110,000
Total	1,244,390	(8)	N/A	Nil	N/A	N/A	25,500	1,269,890	(8)

Notes:
(1)	Includes all fees awarded, earned, paid, or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)
PWPL did not grant "share-based awards" or "option-based awards" to its directors during 2008.  For these purposes: (i) "share-based awards" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock; and (ii) "option-based awards" means an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.

(3)
No amounts were earned by the directors in 2008 for services performed during 2008 that are related to awards under non-equity incentive plans.  For the purposes of applicable Canadian securities legislation, a "non-equity incentive plan" is an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the Handbook.

(4)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(5)
Includes all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Penn West or a subsidiary of Penn West, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Penn West or a subsidiary of Penn West. In 2008, these amounts consisted only of travel fees paid to certain directors of $1,500 for each instance when such director travelled more than four hours each way, outside his province or state of residence, for attendance at a Board or committee meeting.

(6)	Represents the dollar value of each director's total compensation for 2008, being the sum of the amounts reported in the other columns of the table.
(7)
Represents compensation paid to Mr. Nunns for his service as a director of PWPL from January 1, 2008 to January 11, 2008 and excludes compensation for his service as the President & Chief Operating Officer of PWPL in 2008.

(8)
Does not include: (i) $41,833 in fees paid to Mr. Phillips in 2008 (who retired from the Board on June 2, 2008); and (ii) $26,833 in fees paid to Mr. Lee in 2008 (who was appointed to the Board on January 11, 2008 and retired from the Board on June 2, 2008).  Including fees paid to Messrs. Phillips and Lee, an aggregate of $1,338,556 was paid to directors during 2008.

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3.8.7	Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

3.8.7(a)                 Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.  Penn West did not grant "share-based awards" to its directors during 2008.

Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.  Penn West did not grant any "option-based awards" to its directors during 2008.

The following table sets forth information regarding all Unit Rights outstanding as at December 31, 2008 that were held by each individual who was serving as a non-management director on such date.  All of the Unit Rights held by the directors were issued at a grant price equal to the fair market value of the Trust Units at the applicable grant date, as determined in accordance with the TURIP.  For details regarding the TURIP, see Section 4.4.3(a) "Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan".

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	Option-based Awards				Share-based Awards
Name	Number of Trust Units underlying unexercised Unit Rights (#)	Unit Right exercise prices(1) ($)	Unit Right expiration dates	Value of unexercised in-the-money Unit Rights(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Allard	50,000	33.07	July 24, 2012	Nil	N/A	N/A
	10,200	25.37	Jan 8, 2011	Nil
Robert Brawn	Nil(3)	N/A	N/A	N/A	N/A	N/A
George Brookman	36,500	14.48	May 30, 2011	Nil	N/A	N/A
	7,500	25.37	Jan 8, 2011	Nil
John Brussa	125,000	14.48	May 30, 2011	Nil	N/A	N/A
	18,900	25.37	Jan 8, 2011	Nil
Daryl Gilbert	Nil(3)	N/A	N/A	N/A	N/A	N/A
Shirley McClellan	50,000	25.10	Sept 10, 2011	Nil	N/A	N/A
Frank Potter	50,000	33.07	July 24, 2012	Nil	N/A	N/A
	10,200	25.37	Jan 8, 2011	Nil
Gregory Rich	Nil(3)	N/A	N/A	N/A	N/A	N/A
Jack Schanck	Nil(3)	N/A	N/A	N/A	N/A	N/A
James Smith	49,500	14.48	May 30, 2011	Nil	N/A	N/A
	9,000	25.37	Jan 8, 2011	Nil

Notes:
(1)
The exercise prices of the outstanding Unit Rights are presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the TURIP.  Pursuant to the terms of the TURIP, Unit Right holders may elect to pay either the original grant price or the reduced exercise price on exercise of a Unit Right.

(2)
The value of in-the-money unexercised Unit Rights held at December 31, 2008 has been calculated based on the difference between the closing price of the Trust Units on the TSX on December 31, 2008 of $13.57 per Trust Unit and the reduced exercise price of the applicable Unit Rights as at December 31, 2008.

(3)
As of January 1, 2008, the issuance of Unit Rights to directors under the TURIP was discontinued.  Messrs. Brawn, Gilbert, and Rich were appointed to the Board as of January 11, 2008 and Mr. Schanck was elected to the Board as of June 2, 2008.  Accordingly, Messrs. Brawn, Gilbert, Rich and Schanck have not been issued Unit Rights under the TURIP.

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3.8.7(b)                 Incentive Plan Awards – Value Vested or Earned During the Year

Penn West did not grant any "share-based awards" or "option-based awards" to its directors during 2008.

Applicable Canadian securities legislation defines a "non-equity incentive plan" as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the Handbook (for example, a cash bonus plan). Penn West did not grant any "non-equity incentive plan" compensation to its directors during 2008.

The following table and related notes set forth the value of the Unit Rights that vested in 2008 under the TURIP that were held by each non-management director.  For details regarding the TURIP, see Section 4.4.3(a) "Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan".

Name	Option-based awards – Value vested during the year(1)(2) ($)		Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Allard	Nil		N/A	N/A
Robert Brawn	N/A	(3)	N/A	N/A
George Brookman	161,100		N/A	N/A
John Brussa	402,750		N/A	N/A
Daryl Gilbert	N/A	(3)	N/A	N/A
Shirley McClellan	8,500		N/A	N/A
Frank Potter	Nil		N/A	N/A
Gregory Rich	N/A	(3)	N/A	N/A
Jack Schanck	N/A	(3)	N/A	N/A
James Smith	193,320		N/A	N/A

Notes:
(1)
Represents the aggregate dollar value that would have been realized if the Unit Rights that vested in 2008 had been exercised on the respective vesting dates of such Unit Rights, calculated based on the difference between the closing price of the Trust Units on the TSX on the applicable vesting dates and the reduced exercise price of the applicable Unit Rights as at the respective vesting dates.

(2)
In addition to the amounts reflected in the table in respect of PWPL’s current non-management directors, if the Unit Rights that vested in 2008 to each of the following former non-management directors had been exercised on the respective vesting dates of such Unit Rights, calculated based on the difference between the closing price of the Trust Units on the TSX on the applicable vesting dates and the reduced exercise price of the applicable Unit Rights as at the respective vesting dates, the following aggregate dollar values would have been realized:  (i) for Mr. Phillips (who retired from the Board on June 2, 2008) –  $509,400; (ii) for Mr. Lee (who was appointed to the Board on January 11, 2008 and retired from the Board on June 2, 2008) – Nil (See Note 3 below); and (iii) for Mr. Nunns (only including the value of Unit Rights that vested in 2008 prior to his appointment as the President and Chief Operating Officer of PWPL on February 7, 2008) – Nil.

(3)
As of January 1, 2008, the issuance of Unit Rights to directors under the TURIP was discontinued.  Messrs. Brawn, Gilbert, Lee and Rich were appointed to the Board as of January 11, 2008 and Mr. Schanck was elected to the Board as of June 2, 2008.  Accordingly, Messrs. Brawn, Gilbert, Lee, Rich and Schanck have not been issued Unit Rights under the TURIP.

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3.9	Director Unit Ownership Requirement

The Board has adopted a policy that each director is required to maintain ownership of a minimum of 5,000 Trust Units during his or her tenure as a director of PWPL.  New directors of PWPL have a period of two (2) years from the date of their election as a director to bring themselves into compliance with this requirement.

3.10	Director Investment at Risk

The following table summarizes the Trust Units beneficially owned or controlled or directed, directly or indirectly, by each of the non-management directors of PWPL and investment-at-risk statistics for the non-management directors of PWPL as at April 30, 2009:

Director	Trust Units held(1) (#)	Market Value of Trust Units held(2) ($)	Value at Risk as multiple of annual retainer(3) (#)
James Allard	5,040	$65,974	0.94
Robert Brawn	188,540	$2,467,989	19.74
George Brookman	6,500	$85,085	1.48
John Brussa	329,910	$4,318,522	28.79
Daryl Gilbert	4,653	$60,908	0.46
Shirley McClellan	Nil	Nil	Nil
Frank Potter	6,785	$88,816	1.27
Gregory Rich	12,000	$157,080	2.73
Jack Schanck	4,000	$52,360	0.91
James Smith	10,400	$136,136	2.09

Average value at risk as multiple of annual retainer:			5.84

Notes:
(1)	The phrase "holdings" or "held" means Trust Units beneficially owned or controlled or directed, indirectly or directly as at April 30, 2009.
(2)	"Market Value of Trust Units held" is the number of Trust Units held as at April 30, 2009 multiplied by the closing price of $13.09 for the Trust Units on the TSX as at April 30, 2009.
(3)
"Value at Risk as multiple of annual retainer" is the "Market Value of Trust Units held" for the director divided by the 2009 annual retainer for the director, including any committee retainer(s), as at April 30, 2009.

3.11	Board and Director Assessment

The Governance Committee assesses the effectiveness of the entire Board, as well as that of each director.  To assist in this process, the Governance Committee has formulated the following:

(a)	Board Assessment Survey – completed every second year by each director assessing the overall effectiveness of the Board as a whole, based on a spectrum of relevant factors.

(b)
Director Peer Feedback Survey – completed every second year (alternating years with the Board Assessment Survey) by each director assessing the contribution of each non-management director across a spectrum of factors and characteristics.

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The Board Assessment Survey and Director Peer Feedback Survey are completed by the directors on an anonymous basis, then returned to the Corporate Secretary, who then compiles the results and communicates them to the Chairman of the Board and the Chairman of the Governance Committee.  The Chairman of the Board and the Chairman of the Governance Committee then communicate the results of the Director Peer Feedback Survey to each director on a one-on-one basis, and the results of the Board Assessment Survey are communicated by the Chairman of the Governance Committee to the Governance Committee and then to the Board.  The results of both surveys are utilized not only to identify areas for improvement in performance of the Board and individual directors, but also as one of the factors considered when identifying and evaluating new Board nominees.

3.12	Director Orientation and Education

3.12(a)                      Orientation

The Board provides new directors with access to all background documents of Penn West and PWPL, including all material corporate records, prior Board materials and the Board's manual.  In 2008, Penn West implemented a new director orientation program pursuant to which new directors attend a one-day session of management presentations and meetings providing specific information on various areas of Penn West's business and matters relating to the Board.  New directors are encouraged to attend committee meetings, regardless of membership, as part of their orientation process.

3.12(b)                      Continuing Education

Penn West has adopted Governance Guidelines that provide that, among other things, with the approval of the Governance Committee or its designee, directors may, at the expense of PWPL, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Penn West's business and operations.  In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)	quarterly strategic planning, update and/or technical overview sessions;

(b)	monthly reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(c)	frequent management presentations to the Board regarding a variety of matters; and

(d)	presentations from external consultants from time to time.

In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

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The following table summarizes educational presentations and seminars and orientation events attended by non-management directors in 2008 and early 2009:

Date	Description	Presented/Hosted By	Attended By
Mar 26, 2008	Director Independence	Keith Luft, General Counsel & Senior Vice President Stakeholder Relations Sherry Wendt, Corporate Secretary & Counsel	Brookman McClellan Potter Rich (i.e. Governance Committee)
April 10	Preparing for International Financial Reporting Standards	Deloitte Directors’ Series	Smith
June 3, 2008	Penn West Director Orientation	Various members of management	Schanck
June 4, 2008	Canadian Petroleum Tax Society Annual Conference: various petroleum and business tax issues	Canadian Petroleum Tax Society	Brussa (presenter)
June 13, 2008	The Canadian Coalition for Good Governance: Today’s Challenges and Tomorrow’s Tasks	Institute of Corporate Directors	Brawn Brookman
June 19-20, 2008	Commodities, the Economy and Money Conference	Haskayne School of Business at the University of Calgary	Allard
July 25, 2008	Strategic Management and Planning	Institute of Chartered Accountants of Alberta	Smith, update of course material as course author
Aug 5, 2008	Directors' and Officers' Insurance	Keith Luft, General Counsel & Senior Vice President, Stakeholder Relations	Brookman McClellan Potter Rich (i.e. Governance Committee)
Aug 6, 2008	Overview of International Financial Reporting Standards and Assessment of Impact on Penn West	Todd Takeyasu, Executive Vice President & Chief Financial Officer Geoff Rossos, Corporate Controller	Allard McClellan Potter Smith (i.e. Audit Committee)
Sept 17, 2008	Strategy and risk: Are you asking the right questions?	Deloitte Directors’ Series	Smith
Sept 19-20, 2008	Conference: Governance in Current Financial Markets	Institute of Corporate Directors	Brookman
Oct 15, 2008 Oct 21, 2008 Nov 27, 2008	Due Diligence for Acquisitions	Institute of Chartered Accountants of Alberta/BC (November date)	Smith, as instructor
Oct 30, 2008	Oil Sands Seminar	Arch Insurance Company	Brussa
Nov 10, 2008	Oil and Gas Industry Safety Performance and Safety Improvement Strategies	John Artym – Vice President, Health, Safety and Training	Allard Brawn McClellan Schanck (i.e. HS&E Committee)

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Nov 10, 2008	Energy Price Outlook	David Sterna, Vice President, Marketing	All Directors
Nov 10, 2008	Resource Play Review	Thane Jensen, Senior Vice President, Exploration & Development	All Directors
Dec 3-4, 2008	Duties and Responsibilities of a Corporate Director	National Association of Corporate Directors	Schanck
Dec 11, 2008	Changes in Canadian Compensation Disclosure Requirements	Sherry Wendt, Corporate Secretary & Counsel	Brookman Gilbert Rich Smith (i.e. HR&C Committee)
Jan 31, 2008 Feb 11, 2008 Oct 9, 2008 Oct 16, 2008 Nov 26, 2008	Analysis, Financing & Completion of Acquisitions	Institute of Chartered Accountants of Alberta/BC (November date)	Smith, as instructor and course author
Jan 8, 2009	The Role of a Director in Shareholder Lawsuits	National Association of Corporate Directors	Schanck
Jan 8, 2009	Preparing for year end audit committee meetings	Deloitte Directors’ Series	Smith
Jan 14, 2009	Income Trust Conversions, Buyouts & Mergers: Alternatives to Income Trusts	The Canadian Institute	Brussa (presenter)
Jan 15, 2009	Executive and Director Compensation Disclosure	Institute of Corporate Directors	Brookman

3.13	Other Disclosures for Directors

To the knowledge of management of PWPL, except as set forth below, no proposed director of PWPL (nor any personal holding company of any such persons):

(a)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including PWPL), that:

(i)
was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

(b)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including PWPL) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

John A. Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and natural gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies' Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses.  The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (subsequently renamed Rider Resources Ltd.).

James C. Smith was, from May 1999 to March 2000, Vice-President and Chief Financial Officer of Probe Exploration Inc. ("Probe"), an oil and natural gas company listed on the Toronto Stock Exchange.  Mr. Smith joined Probe in order to assist management and the board of directors of Probe in their efforts to restructure Probe's finances or sell assets to improve its financial situation.  Such efforts did not succeed and Probe's lender appointed a receiver in March 2000.

Daryl Gilbert is a director of Globel Direct Inc ("Globel Direct").  Globel Direct was issued cease trade orders on November 20, 2002 by the British Columbia Securities Commission and on November 22, 2002 by the Alberta Securities Commission for delay in filing financial statements.  The required financial statements were filed and the cease trade orders were revoked on December 23, 2002.  Globel Direct subsequently sought and received protection under the Companies' Creditors Arrangement Act (Canada) in June 2007, and after a failed restructuring effort, a receiver was appointed by one of Globel Direct's lenders in December 2007.

No proposed director (or personal holding company of any proposed director) has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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SECTION 4:                                REPORT ON EXECUTIVE COMPENSATION

4.1	General Information

4.1.1 Objective of Executive Compensation Disclosure

All direct and indirect compensation provided to certain of PWPL's executive officers in 2008 for, or in connection with, services they have provided to Penn West and its subsidiaries is disclosed below.

The objective of this disclosure is to communicate the compensation the Board intended Penn West to pay, make payable, award, grant, give or otherwise provide to each of such executive officers for the 2008 financial year.  The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Penn West, and to help investors understand how decisions about executive compensation are made at Penn West.

4.1.2 Human Resources and Compensation Committee

Messrs. Rich, Gilbert, Smith and Brookman served as members of the Human Resources and Compensation Committee (the "HR&C Committee") in 2008.  Mr. Rich served as Chair of the committee.  All members of the HR&C Committee have been determined by the Board to be independent directors.  None of the members of the HR&C Committee is an officer, employee or former officer of PWPL or any other subsidiaries of Penn West and none of the members is currently a chief executive officer of a reporting issuer.  All of the members have experience in private-sector executive compensation by virtue of their experience as former senior officers of large companies.  The Board believes that the HR&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Generally, the HR&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters.  More specific responsibilities in the HR&C Committee's mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

(a)
the overall compensation philosophy, guidelines and plans for PWPL employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

(b)
the annual budgets for base salary adjustments, cash bonuses, any other short-term incentive compensation, and any equity based or long-term incentive compensation and other terms of employment of employees and executive officers other than the Chief Executive Officer (the "CEO");

(c)	corporate goals and objectives relevant to CEO compensation and evaluation of the CEO's performance in light of such goals and objectives;

(d)	the CEO's annual compensation, including salary, cash bonus, any other short-term incentive compensation and any equity based or long-term incentive compensation.

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The HR&C Committee met five times in 2008 and held "in-camera" sessions without the presence of management at the end of each meeting.

4.1.3 External Compensation Consultant

In 2008, the Committee retained Mercer (Canada) Limited ("Mercer"), an external consulting company, to provide advice regarding the compensation of PWPL's executives and other employees.  In addition, the Governance Committee of the Board retained Mercer to provide advice regarding the compensation of PWPL's directors.  The decisions of the HR&C Committee, the Governance Committee and the Board are the responsibilities of same and may reflect factors and considerations other than the information and recommendations made by Mercer.  PWPL paid Mercer an aggregate of approximately $274,500 in fees for compensation related advice provided by Mercer to PWPL in 2008.  In addition to general compensation advice, a portion of such fees were incurred for advice provided in connection with the integration of Penn West's compensation program with those of Canetic Resources Trust and Vault Energy Trust following Penn West's acquisition of such entities in January 2008.

4.1.4 Identification of Named Executive Officers

The compensation discussion and analysis below presents the compensation philosophy, program design, and the Board's compensation decisions for PWPL's executive officers, including the following executive officers of PWPL (the "Named Executive Officers"):

William E. Andrew	-	Chief Executive Officer
Murray Nunns	-	President and Chief Operating Officer
Todd H. Takeyasu	-	Executive Vice President and Chief Financial Officer
Hilary Foulkes	-	Senior Vice President, Business Development
Mark Fitzgerald	-	Senior Vice President, Production

In accordance with applicable Canadian securities legislation, the Named Executive Officers consist of PWPL's Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of PWPL in 2008.

4.2	Compensation Discussion and Analysis

4.2.1 Executive Compensation Objectives

Penn West's compensation strategy is based on principles of fair marketplace value and individual and organizational performance.  Our total compensation program strives for fairness and equity using a framework of fixed and variable compensation, employee group benefits, marketplace surveys and performance reviews.

The objectives of Penn West's total compensation program for PWPL's executive officers, including the Named Executive Officers, are as follows:

•	to align total compensation with the interests of Unitholders;

•	to be viewed as an employer of choice to attract and retain skilled and valued executives;

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•	to reward individual and corporate contribution and team performance;

•	to ensure that total compensation is not a primary factor with respect to executive turnover;

•	to provide executives with a total compensation package at the median of the market and above for superior organizational and individual performance;

•	to manage the proportion of fixed versus variable compensation; and

•	to ensure a performance-driven culture by aligning pay to performance.

4.2.2 Executive Compensation and Market Position

For purposes of decisions with respect to executive compensation in 2008, the HR&C Committee considered comparative compensation data provided by Mercer for a select group of comparator organizations.  In identifying such comparator group, emphasis was placed on the following:

•
Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity; and

•	organizations from which future PWPL executives may reasonably be expected to be recruited or to which current PWPL executives may reasonably be expected to move.

Based mainly on the above criteria, the following comparator group of entities (the "Market Comparator Group") was identified and used as a factor in the review and consideration of appropriate levels and composition of compensation for PWPL's executives:

Agrium Inc.	ConocoPhillips Canada	Precision Drilling Trust
Apache Canada	Devon Canada Corporation	Provident Energy Trust
ARC Energy Trust	Enbridge Inc.	Talisman Energy Inc.
ATCO Group Inc.	Enerplus Resources Fund	TAQA North Ltd.
BP Canada Energy Company	Harvest Energy Trust	Teck Cominco Limited
Cameco Corporation	Nexen Inc.	TransAlta Corporation
Chevron Canada Resources	Pengrowth Energy Trust	TransCanada Corporation

PWPL targets total compensation for executive officers at the median of the Market Comparator Group and above for those who achieve superior individual performance and assist Penn West in achieving superior organizational performance.  The HR&C Committee uses data regarding the Market Comparator Group as a frame of reference and applies judgment in making compensation recommendations to the Board in conjunction with other considerations, particularly individual, business unit and corporate performance.

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4.2.3 Executive Compensation Philosophy

Penn West's executive compensation philosophy is designed to pay for performance, based on an overarching goal of maximizing Unitholder value.  To that end, Penn West's total compensation program is significantly weighted on equity-based compensation, which links a significant portion of each executive's compensation with total Unitholder return.  The design takes into account individual, business unit and organizational performance while also striving for an acceptable level of market competitiveness and ability to attract and retain highly qualified and talented executives.  Compensation practices, including the blend of base salary, short-term incentives and long-term incentives, are regularly assessed with a view to ensuring that they are competitive, reflect appropriate ties to individual, business unit and organizational performance and support Penn West's long-term strategies.

4.2.4 Performance Assessments

The main components of Penn West's total compensation program for executives, including the Named Executive Officers, are base salary, short-term incentives in the form of cash bonuses and long-term incentives in the form of equity-based compensation.  In addition, Penn West provides a retirement savings plan, other benefits and perquisites as part of a competitive compensation package.

4.2.4(a) Assessment of Corporate Performance

An important element of Penn West's compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on organizational performance. As a result, PWPL's executive officers, including the Named Executive Officers, have a greater proportion of their annual incentive awards determined by organizational performance, while compensation for employees at less senior levels has a more significant weighting on individual performance.  For 2008, the main organizational performance measure for the determination of base salary, short-term incentives and long-term incentives for PWPL's executive officers, including the Named Executive Officers, was total Unitholder return ("Total Unitholder Return"), calculated as the Trust Unit value appreciation (or depreciation) plus distributions received by Unitholders over the year, divided by the Trust Unit price at the beginning of the year.

4.2.4(b) Assessment of Individual Performance

A portion of any base salary adjustment and annual short-term incentive awards for each PWPL executive officer, including the Named Executive Officers, is based on an assessment of such executive's individual performance for the year.  Each executive officer's individual goals are identified annually by the executive and the more senior executive to whom he or she reports.  Such goals generally reflect the executive's role in the achievement of the overall strategic and operational goals of the organization, as determined by management and the Board at an annual strategic planning meeting.  The CEO communicates to the HR&C Committee the outcome of the performance reviews for the executive officers, other than the CEO and uses such information in preparing recommendations to the HR&C Committee regarding compensation of the executive officers, other than the CEO.  In addition, the HR&C Committee conducts an independent review of the performance of the CEO for the year.  The HR&C Committee then reports to the Board regarding the performance of the CEO, and such information is considered in reaching decisions with respect to base salary adjustments and annual short-term incentive awards for the CEO.

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4.2.5 Compensation Elements

4.2.5(a) Base Salary

Penn West aims to provide base salaries that are competitive with the market and reflect the executive's responsibilities and the level of skill and capability of the executive.  The initial base salary for a new executive officer is recommended by management based on Market Comparator Group data for similar positions and the level of skill and capability of the executive.  Management's recommendation is reviewed by the HR&C Committee, which in turn makes a recommendation to the Board for final approval by the independent members of the Board.  Base salaries are assessed and , if merited, adjusted annually to account for the market value of each executive's role and each executive's capabilities.

Potential base salary adjustments for PWPL's executives, including the Named Executive Officers, are assessed annually near the end of the fiscal year or at the beginning of the next fiscal year.  The CEO and the President & Chief Operating Officer (the "President & COO") first make a recommendation to the HR&C Committee regarding the aggregate budget for base salary adjustments for all employees, including the Named Executive Officers, based on a percentage of the current aggregate base salaries.  The recommended base salary adjustment pool size is based mainly on market data with respect to anticipated base salary increases by members of the Market Comparator Group and the results of individual performance assessments.  The CEO and the President & COO also provide recommendations regarding the specific amounts to be allocated from such budget for base salary adjustments for executive officers, including the Named Executive Officers (other than the CEO and the President & COO), taking into account Market Comparator Group data for the respective positions and the individual performance of each executive officer.  In addition, the CEO provides the HR&C Committee a recommendation regarding the specific amount to be allocated from such budget for any adjustment to the base salary of the President & COO, again taking into account relevant Market Comparator Group data and his individual performance.  The HR&C Committee then conducts an independent review of the recommendations from management regarding the proposed aggregate budget for base salary adjustments for all employees and the specific amounts recommended to be allocated from such pool to individual executive officers and determines the appropriate amount to be allocated to the CEO, taking into account relevant Market Comparator Group data and the HR&C's assessment of the CEO's performance in the year.  Following this review process, the HR&C Committee formulates and delivers a recommendation to the Board regarding: (a) the proposed aggregate budget for base salary adjustments for all employees including the Named Executive Officers, and (b) the proposed amounts of such aggregate budget to be allocated to each of the executive officers, including the Named Executive Officers.  The independent members of the Board are responsible for final approval of the aggregate budget for base salary adjustments for employees and the amounts of such aggregate base salary adjustment budget to be allocated to each of the executive officers, including the Named Executive Officers.

Base Salary Decisions for 2008

In 2008, Ms. Foulkes and Messrs. Nunns and Fitzgerald joined PWPL's executive team.  Each of their starting annual base salaries was recommended by the CEO to the HR&C Committee based on Market Comparator Group data for similar positions and the level of skill and capability of each of such executives.  The CEO's recommendations were reviewed by the HR&C Committee, which then made recommendations to the Board for approval by the independent members of the Board.

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In early 2008, the CEO delivered a recommendation to the HR&C Committee that based on Total Unitholder Return for 2007, organizational operational performance and market conditions, no adjustments should be made to 2008 base salaries for PWPL's executive officers relative to 2007 levels.   Based on such recommendation and a review by the HR&C Committee, the Board approved a freeze on base salaries for all members of PWPL's executive team in 2008, with the result that only those executive officers who had been promoted or whose role had been otherwise expanded received a salary increase in 2008.  As a result, there were no salary adjustments for Mr. Andrew or Mr. Takeyasu in 2008 from their 2007 base salary levels.

4.2.5(b) Short-Term Incentives: Cash Bonuses

Our short-term incentive plan provides employees, including the Named Executive Officers, the opportunity to earn annual incentive awards in the form of cash bonuses, expressed as a percentage of base salary.  Cash bonus awards are assessed and measured based on organizational and individual performance.  In addition, market data regarding the levels of annual incentive awards provided or anticipated by members of the Market Comparator Group are taken into account in determining the overall levels of cash bonuses.

Each year, potential cash bonus awards are assessed once year-end results and individual employee performance ratings for the most recently completed fiscal year are available.  The CEO and the President & COO first make a recommendation to the HR&C Committee regarding the aggregate budget for cash bonus awards to all employees, including the Named Executive Officers.  The recommended pool size is based on organizational performance, Total Unitholder Return and market data with respect to anticipated awards by members of the Market Comparator Group under similar cash bonus plans.  The CEO and the President & COO also provide recommendations regarding the specific amounts to be allocated from such budget to executive officers, including the Named Executive Officers (other than the CEO and the President & COO), taking into account the individual performance of the executive officers.  In addition, the CEO provides the HR&C Committee a recommendation regarding the specific amount to be allocated from such budget to the President & COO, taking into account his individual performance.  The HR&C Committee then conducts an independent review of the recommendations from management regarding the proposed aggregate budget for cash bonuses to employees and the specific amounts recommended to be allocated from such pool to individual executive officers and determines the appropriate amount to be allocated to the CEO, taking into account the HR&C's assessment of the CEO's performance in the year.  Following this review process, the HR&C Committee formulates and delivers a recommendation to the Board regarding: (a) the proposed aggregate budget for cash bonuses to all employees including the Named Executive Officers; and (b) the proposed amounts of such aggregate budget to be allocated to each of the executive officers, including the Named Executive Officers.  The independent members of the Board are responsible for final approval of the aggregate budget for cash bonuses for employees and the amounts of such aggregate budget to be allocated to each of the executive officers, including the Named Executive Officers.

Cash Bonus Decisions for 2008

In late March 2009, the CEO and the President & COO delivered a recommendation to the HR&C Committee that based on Total Unitholder Return, organizational operational performance and market conditions, no cash bonuses be awarded in respect of the 2008 fiscal year to any members of PWPL's management team, including the Named Executive Officers.  The HR&C Committee reviewed and

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

discussed such recommendation in the context of market conditions and organizational performance and adopted such recommendation.  The independent members of the Board ultimately accepted such recommendation from management and the HR&C Committee and approved a decision that no cash bonuses be awarded in respect of the 2008 year to members of PWPL's management team, including the Named Executive Officers.  As previously disclosed in Penn West's information circular in respect of its 2008 annual general meeting of Unitholders, the Board made a similar decision in 2008, when it did not award cash bonuses to any officers of PWPL in respect of the 2007 year.

4.2.5(c) Long-Term Incentives: Trust Unit Rights Incentive Plan

The long-term incentive component of Penn West's compensation program is comprised of Penn West's trust unit rights incentive plan (the "TURIP"), which provides directors, officers, consultants, employees and other service providers (collectively, "Service Providers") of Penn West and any of its subsidiaries, including PWPL, an opportunity to acquire unit rights ("Unit Rights"), which are exercisable to acquire Trust Units.  The TURIP is a valuable tool for employee motivation and retention, providing an increased incentive for Service Providers to contribute to the future success and prosperity of Penn West, and strengthening the alignment of employee interests with those of Unitholders.  The inherent link between the underlying value of Unit Rights and enhancement of Trust Unit market price ensures that a significant portion of Penn West executives' compensation is aligned with Total Unitholder Return.

For a more detailed description of the TURIP, see Section 4.4.3(a) "Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan".  For details of grants under the TURIP to Named Executive Officers, see Section 4.4.1 "Outstanding Share-Based Awards and Option-Based Awards".

Pursuant to the TURIP, employees, including the Named Executive Officers, are provided with an initial grant of Unit Rights upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive.  Unit Rights may be granted from time to time in connection with the promotion of an employee, including a Named Executive Officer.  Additional Unit Rights are then granted annually to employees as a long-term incentive and retention tool.  From time to time, the Board approves a maximum number of Unit Rights for purposes of granting Unit Rights to new employees and promoted employees, other than executive officers.  The CEO is delegated authority to approve the grant of Unit Rights to new employees and promoted employees, other than executive officers, from such maximum number of Unit Rights approved by the Board.  All grants of Unit Rights to executive officers, including the Named Executive Officers, are reviewed by the HR&C Committee and approved by the Board.

Annual long-term incentive awards under the TURIP are assessed at the beginning of each year.  The CEO and the President & COO first make a recommendation to the HR&C Committee regarding the maximum number of Unit Rights to be granted under the TURIP to all employees, including the Named Executive Officers.  The recommended maximum number of Unit Rights is based on market data with respect to anticipated awards by members of the Market Comparator Group under similar equity-based compensation plans.  The recommendation regarding the maximum number of Unit Rights to be granted also takes into account historical grants made under the TURIP and the number of Trust Units available for Unit Rights grants.  The CEO and the President & COO also provide recommendations regarding the number of Unit Rights to be granted to each of the executive officers, including the Named Executive Officers (other than the CEO and the President & COO), taking into account market data from Mercer regarding anticipated awards by members of the Market Comparator Group under

PENN WEST ENERGY TRUST 2009 MANAGEMENT PROXY CIRCULAR

similar equity-based plans for similar executive positions and responsibilities and the executive's individual skills and capabilities.  In addition, the CEO provides the HR&C Committee a recommendation regarding the number of Unit Rights to be granted to the President & COO, again taking into account market data from Mercer regarding anticipated awards by members of the Market Comparator Group under similar equity-based plans for similar executive positions and responsibilities and the President & COO's individual skills and capabilities.  The HR&C Committee then conducts an independent review of the recommendations from management regarding the proposed aggregate number of Unit Rights to be granted to all employees and the proposed Unit Rights to be granted to each of the executive officers, including the Named Executive Officers.  The HR&C Committee also determines an appropriate number of Unit Rights to be granted to the CEO.  The HR&C Committee then formulates and delivers a recommendation to the Board regarding: (a) the proposed aggregate number of Unit Rights to be granted to employees, including Named Executive Officers; and (b) the proposed numbers of Unit Rights to be granted to each of the executive officers, including the Named Executive Officers.  The independent members of the Board are responsible for final approval of the aggregate number of Unit Rights to be granted to employees, including the Named Executive Officers, and the specific numbers of Unit Rights to be granted to each of the executive officers, including the Named Executive Officers.

2008 Long-Term Incentive Decisions

In 2008, the average number of Unit Rights granted under the TURIP to the Named Executive Officers was higher than in a typical year because three of the five Named Executive Officers (Ms. Foulkes and Messrs. Nunns and Fitzgerald) joined PWPL's executive team in 2008 and thus were awarded initial grants of Unit Rights upon their commencement of service in accordance with the approval process and compensation philosophy described above.  In February 2008, each of Mr. Andrew and Mr. Takeyasu were awarded a new grant of Unit Rights  in accordance with the approval process and compensation philosophy described above.

4.2.5(d) Benefits and Other Compensation

Penn West provides benefits and perquisites as part of a competitive compensation package.  Included in this package is the opportunity for employees to participate in Penn West's Employee Retirement Savings Plan (the "Savings Plan").  See Section 4.4.3(b) "Incentive Plan Awards - Narrative Discussion of Plan-Based Awards – Employee Retirement Savings Plan" for a detailed description of the Savings Plan.

In addition to the Savings Plan, Penn West's benefit and perquisite program for members of senior management, including Named Executive Officers consists of a parking space and group health and wellness benefits.  All perquisites are part of a total compensation plan reviewed by the HR&C Committee and the Board.  Penn West does not view perquisites as a significant element of our compensation structure and use of perquisites as an element of compensation is very limited.  Penn West believes that these items, when used in a limited manner, can be used as a competitive tool to attract and retain skilled executives.

4.2.6 Changes to the Compensation Program for 2009

Penn West's total compensation program is reviewed annually by management and the HR&C Committee, which makes recommendations to the Board regarding any proposed changes.  As part of the ongoing effort to continually improve Penn West's total compensation program, on March 26, 2009,

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the Board approved a number of changes to the compensation program.  Most notably, the Board approved a new performance management structure, which identifies objective performance measures, in addition to Total Unitholder Return, to be used in assessing organizational performance for purposes of compensation decisions.

In early 2009, in light of then current market conditions, the Board approved a freeze on base salary increases for all members of PWPL's executive team in 2009, with only a few exceptions for situations where salary increases were necessary in order to maintain market competitiveness with the Market Comparator Group.  As a result, there were no salary adjustments for any of the Named Executive Officers from their 2008 salary levels, other than Mr. Takeyasu, for whom a salary adjustment was approved by the Board in order to maintain competitiveness with the Market Comparator Group based on Mr. Takeyasu's responsibilities, skill and performance.

4.2.7 Performance Chart

The following graph illustrates Penn West's cumulative total Unitholder return during the five most recently completed financial years, assuming that $100 was invested in Trust Units on the first day of the five year period, compared to the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Oil and Gas Exploration & Production Index, and the S&P/TSX Capped Energy Trust Index.  In each case it has been assumed that distributions and dividends have been reinvested.

	2003/12/31	2004/12/31	2005/12/31	2006/12/31	2007/12/31	2008/12/31
Penn West Energy Trust(1)	100	167.44	255.94	264.50	217.77	137.94
S&P/TSX Composite Index	100	114.48	142.10	166.63	182.86	122.61
S&P/TSX Oil and Gas Exploration & Production Index	100	140.68	244.28	247.51	272.45	188.70
S&P/TSX Capped Energy Trust Index	100	130.51	194.96	187.71	193.83	141.36
Notes:

(1)	Penn West's cumulative total return has been adjusted to reflect the exchange of one (1) common share of PWPL for three
(3)	Trust Units in conjunction with the trust conversion completed by PWPL on May 31, 2005 by plan of arrangement.

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The compensation received by the Named Executive Officers over the periods reflected in the above graph has generally corresponded with the fluctuations in Penn West's cumulative total return over such periods.  Due to the inherent link between the value of Unit Rights and fluctuations in the market price of the Trust Units, the underlying value of long-term incentive awards of Unit Rights under the TURIP naturally follow fluctuations in Penn West's cumulative total return.  As Penn West's cumulative total return decreased during 2006 and subsequent years, particularly following the Canadian federal government's announcement on October 31, 2006 that it would begin to tax income trusts in a manner similar to corporations beginning in 2011, generally, the total compensation paid to Named Executive Officers has decreased in a similar manner, particularly as a result of the decisions not to award cash bonuses to executives for 2007 and 2008.

4.3	Summary Compensation Table

The following table provides a summary of all direct and indirect compensation provided to our Named Executive Officers for, or in connection with, services they have provided to Penn West and its subsidiaries in 2008.  In accordance with applicable Canadian securities legislation, our Named Executive Officers are comprised of our Chief Executive Officer, our Chief Financial Officer, and each of the three most highly compensated executive officers (other than our Chief Executive Officer and Chief Financial Officer) at the end of 2008 whose total compensation was, individually, more than $150,000 in 2008.

Name and principal position(1)(2)	Year	Salary(3) ($)	Share-based awards(4) ($)	Option-based awards(5)(6) ($)	Non-equity incentive plan compensation(7) ($)		Pension value(8) ($)	All other compensation(9) ($)	Total compensation(10) ($)
					Annual incentive plans	Long-term incentive plans
Murray Nunns President and Chief Operating Officer	2008	399,280	N/A	1,828,800	N/A	N/A	N/A	65,279	2,293,359
William Andrew Chief Executive Officer	2008	525,000	N/A	1,016,000	N/A	N/A	N/A	84,886	1,625,886
Todd Takeyasu Executive Vice President and Chief Financial Officer	2008	285,000	N/A	508,000	N/A	N/A	N/A	48,166	1,450,144
Hilary Foulkes Senior Vice President, Business Development	2008	190,000	N/A	1,228,000	N/A	N/A	N/A	32,144	1,450,144
Mark Fitzgerald Senior Vice President, Production	2008	261,250	N/A	1,016,000	N/A	N/A	N/A	45,025	1,322,275

Notes:
(1)
As at May 6, 2009, the Named Executive Officers beneficially owned or controlled or directed, directly or indirectly, the following number of Trust Units and Unit Rights:  Mr. Andrew – 147,139 Trust Units and 1,070,000 Unit Rights; Mr. Nunns – 75,297 Trust Units and 717,500 Unit Rights; Mr. Takeyasu – 36,554 Trust Units and 565,700 Unit Rights; Ms. Foulkes – 2,149 Trust Units and 375,000 Unit Rights; and, Mr. Fitzgerald – 34,553 Trust Units and 325,000 Unit Rights.  As at May 6, 2009, Penn West and PWPL do not require PWPL's executive officers (including the Named Executive Officers) to own a minimum number of Trust Units.

(2)
Mr. Nunns was appointed as an officer of PWPL on February 8, 2008 (prior thereto Mr. Nunns was a director of PWPL from January 1, 2006 to January 11, 2008, but was not employed by PWPL).  Ms. Foulkes was appointed as an officer of PWPL on April 29, 2008 (prior thereto Ms. Foulkes was not employed by PWPL).  Mr. Fitzgerald was appointed as an officer of PWPL on January 11, 2008 (prior thereto Mr. Fitzgerald was not employed by PWPL).

(3)	Represents the dollar value of cash and non-cash base salary each Named Executive Officer earned during 2008.

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(4)
Penn West did not grant "share-based awards" to its Named Executive Officers during 2008.  For these purposes, "share-based awards" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(5)
The dollar amount is based on the grant date fair value of the applicable Unit Right awards.  The grant date fair value presented in the above table is determined using the binomial lattice option-pricing model adopted by Penn West for accounting purposes in accordance with Section 3870 of the CICA Handbook, using the following weighted average assumptions for the year ended December 31, 2008:

Average fair value of Unit Rights granted (per Unit Right)…….$ 5.09
Expected life of Unit Rights (years)…………………………………………….3.0
Expected volatility (average)………….………………………………………27.0%
Risk-free rate of return (average)..…………………………………………..3.0%
Distribution yield*.……………………………………………………………….18.1% (*Represents distributions declared as a percentage of the market price of Trust Units and does not account for any portion of distributions that represent a return of capital.)
The expected volatility of the Unit Rights was based on the historical volatility of the price of the Trust Units. The expected life of the Unit Rights was based on the expected exercise patterns. The forfeiture rate was based on historical employee forfeiture patterns.
(6)
As at April 30, 2009, the market value of these Unit Rights was nil ("market value" being calculated as the difference between the closing price of the Trust Units on the TSX on April 30, 2009 of $13.09 per Trust Unit and the reduced exercise price of the applicable Unit Rights as at April 30, 2009).

(7)
No amounts were earned by the Named Executive Officers in 2008 for services performed during 2008 that are related to awards under non-equity incentive plans.  For the purposes of applicable Canadian securities legislation, a "non-equity incentive plan" is an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the Handbook.

(8)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.
(9)
Represents the dollar value of all other compensation received by each Named Executive Officer in 2008 that is not reported in any other column of the table.  The amounts in this column reflect the amounts contributed to the Savings Plan by PWPL on behalf of the Named Executive Officer pursuant to the terms of the Savings Plan and the value of parking benefits received by the Named Executive Officer.  Except for Savings Plan contributions and parking benefits, none of the Named Executive Officers received perquisites (which includes property or other personal benefits provided to a Named Executive Officer that are not generally available to all employees) in 2008.

(10)	Represents the dollar value of each Named Executive Officer's total compensation for 2008, being the sum of the amounts reported in the other columns of the table.

4.4	Incentive Plan Awards

4.4.1 Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.  Penn West did not grant "share-based awards" to its Named Executive Officers during 2008.

Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.  The only "option-based awards" that Penn West granted to its Named Executive Officers during 2008 were Unit Rights issued pursuant to the TURIP.  For details regarding the TURIP, see Section 4.2.5(c) "Compensation Elements and Compensation Decisions – Long-Term Incentives: Trust Unit Rights Incentive Plan" and Section 4.4.3(a) "Incentive Plan Awards – Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan".

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The following table sets forth information regarding all Unit Rights outstanding as at December 31, 2008 that were held by each Named Executive Officer (including Unit Rights granted before 2008).  All of the Unit Rights held by the Named Executive Officers were issued at a grant price equal to the fair market value of the Trust Units at the applicable grant date, as determined in accordance with the TURIP.

	Option-based Awards				Share-based Awards
Name	Number of Trust Units underlying unexercised Unit Rights (#)	Unit Right exercise prices(1) ($)	Unit Right expiration dates	Value of unexercised in-the-money Unit Rights(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
William Andrew	260,000	14.48	May 30, 2011	Nil	N/A	N/A
	120,000	22.18	Nov 30, 2011	Nil
	150,000	25.37	Jan 8, 2011	Nil
	200,000	22.96	Feb 7, 2012	Nil
Murray Nunns	50,000(3)	14.48	May 30, 2011	Nil	N/A	N/A
	7,500(3)	25.37	Jan 8, 2011	Nil
	360,000	22.96	Feb 7, 2012	Nil
Todd Takeyasu	90,000	14.48	May 30, 2011	Nil	N/A	N/A
	37,500	22.18	Nov 30, 2011	Nil
	50,000	33.07	July 24, 2012	Nil
	88,200	25.37	Jan 8, 2011	Nil
	100,000	22.96	Feb 7, 2012	Nil
Hilary Foulkes	200,000	30.84	June 8, 2012	Nil	N/A	N/A
Mark Fitzgerald	200,000	22.96	Feb 7, 2012	Nil	N/A	N/A

Notes:
(1)
The exercise prices of the outstanding Unit Rights are presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the TURIP.  Pursuant to the terms of the TURIP, Unit Right holders may elect to pay either the original grant price or the reduced exercise price on exercise of a Unit Right.

(2)
The value of in-the-money unexercised Unit Rights held at December 31, 2008 has been calculated based on the difference between the closing price of the Trust Units on the TSX on December 31, 2008 of $13.57 per Trust Unit and the reduced exercise price of the applicable Unit Rights as at December 31, 2008.

(3)	The related Unit Rights were granted to Mr. Nunns when he was a member of the Board, in connection with his service as a director of PWPL, prior to his appointment as an executive officer of PWPL.

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4.4.2 Incentive Plan Awards – Value Vested or Earned During the Year

Penn West did not grant "share-based awards" to its Named Executive Officers during 2008.  The only "option-based awards" that Penn West granted to its Named Executive Officers during 2008 were Unit Rights issued pursuant to the TURIP.  For details regarding the TURIP, see Section 4.2.5(c) "Compensation Elements and Compensation Decisions – Long-Term Incentives: Trust Unit Rights Incentive Plan" and Section 4.4.3(a) "Incentive Plan Awards – Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan".

Applicable Canadian securities legislation defines a "non-equity incentive plan" as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the Handbook (for example, a cash bonus plan). Penn West did not grant any "non-equity incentive plan" compensation to its Named Executive Officers during 2008.

The following table sets forth the value of the Unit Rights that vested in 2008 under the TURIP that were held by each Named Executive Officer.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Andrew	1,375,110	N/A	N/A
Murray Nunns	161,100	N/A	N/A
Todd Takeyasu	404,550	N/A	N/A
Hilary Foulkes	Nil	N/A	N/A
Mark Fitzgerald	Nil	N/A	N/A

Note:
(1)
Represents the aggregate dollar value that would have been realized if the Unit Rights that vested in 2008 had been exercised on the respective vesting dates of such Unit Rights, calculated based on the difference between the closing price of the Trust Units on the TSX on the applicable vesting dates and the reduced exercise price of the applicable Unit Rights as at the respective vesting dates.  Where the applicable vesting date was not a trading day on the TSX, the closing price of the Trust Units on the TSX on the next trading day following the applicable vesting date was used.

4.4.3 Narrative Discussion of Plan-Based Awards

Applicable Canadian securities legislation defines a "plan" as any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons.  The only plan-based awards (including non-equity incentive plan awards, but excluding base salaries payable pursuant to executive employment agreements) that were issued or that vested during 2008, under which options were exercised during 2008, or that were outstanding at December 31, 2008, were awards made to the Named Executive Officers pursuant to the TURIP and the Savings Plan.

A description and explanation of the significant terms of the TURIP and the Savings Plan (as they exist on the date hereof) is set forth below.  Certain amendments to the TURIP and the Savings Plan have been approved by the Board and will be effective following the Meeting if such amendments are approved at the Meeting by Unitholders.  These proposed amendments are not reflected in the

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description and explanation of the significant terms of the TURIP and the Savings Plan below.  For details regarding these proposed amendments, see Section 2.2 "Approval of Clarifying Amendments to Security Based Compensation Plans".

4.4.3(a) Trust Unit Rights Incentive Plan

The purpose of the TURIP is to provide Service Providers of Penn West and any of its subsidiaries, including PWPL, with Unit Rights, which are exercisable to acquire Trust Units.  The TURIP provides an increased incentive for Service Providers to contribute to the future success and prosperity of Penn West, thus enhancing the value of the Trust Units for the benefit of all Unitholders.  The TURIP came into effect in 2005 and unallocated Unit Rights must be approved by Unitholders every three years (which last occurred in 2008).

Unless otherwise approved by the TSX and the Unitholders, Penn West may reserve for granting of Unit Rights under the TURIP (and all other security based compensation arrangements of Penn West), up to ten percent (10%) of the aggregate number of issued and outstanding Trust Units.  Any increase in the number of issued and outstanding Trust Units results in an increase in the available number of Trust Units issuable under the TURIP, and any exercises or forfeitures of Unit Rights will make new grants available under the TURIP.

Grants of Unit Rights to Service Providers are approved by the Board (or its delegates) from time to time, at its sole discretion, provided that the aggregate number of Unit Rights granted to any single holder of Unit Rights, or to the independent directors as a group, shall not exceed one percent of the issued and outstanding Trust Units.  In addition: (i) the number of Trust Units issuable (or reserved for issuance) to insiders (and their associates and affiliates) under the TURIP (and all other security based compensation arrangements of Penn West), cannot exceed five percent of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders (and their associates and affiliates), within any one year period under the TURIP (and all other security based compensation arrangements of Penn West), cannot exceed two percent of the issued and outstanding Trust Units.  Unit Rights may not be assigned or transferred by a holder thereof.

Unit Rights may be exercised during a period (the "Exercise Period") (not to exceed six (6) years from the date upon which the Unit Rights are granted (the "Grant Date")), and pursuant to a vesting schedule, determined by the Board (or its delegates) in its sole discretion at the time the Unit Rights are granted.  At the expiration of the Exercise Period, any Unit Rights that have not been exercised expire.  The grant price ("Grant Price") per Unit Right granted is equal to the volume weighted average trading price of the Trust Units on the TSX for the five trading days prior to the Grant Date.  Notwithstanding the foregoing, in certain circumstances, such as when a Unit Right is offered to an individual as an inducement to secure employment, the Grant Price may be otherwise determined, but only with the prior consent of all stock exchanges on which the Trust Units are at that time listed.

The exercise price ("Exercise Price") per Unit Right granted under the TURIP is, at the election of the Service Provider holding such Unit Right, either: (i) the Grant Price; or (ii) the price calculated by deducting from the Grant Price all distributions paid (whether paid in cash, in securities or in any other assets of Penn West, but excluding a distribution of Trust Units pursuant to section 5.5 or 5.9 of Penn West's amended and restated trust indenture that is followed by a consolidation of the Trust Units pursuant to section 3.8 of said indenture), on a per Trust Unit basis, by Penn West after the Grant Date and prior to the date that such Unit Right is exercised.  In no event shall the Exercise Price be less than one dollar.  The aforementioned provisions of the TURIP governing the calculation of the Exercise Price

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were amended in December 2008 to make technical revisions to the performance threshold (the "Performance Threshold") that had to be satisfied prior to the Exercise Price being reduced as a result of distributions being paid.  The provisions of the TURIP governing the calculation of the Exercise Price were again amended in March 2009 to eliminate the Performance Threshold entirely.  The effect of this latter amendment was that all distributions paid by Penn West subsequent to the effective date of the amendment result in an equivalent reduction in the Exercise Price for each outstanding Unit Right.  The provisions of the TURIP governing the calculation of the Exercise Price were also amended in March 2009 to provide that on exercise of a Unit Right, a Service Provider can elect the Exercise Price to be either the original Grant Price or the reduced Exercise Price (prior to this amendment the Exercise Price was always the reduced Exercise Price).  These amendments to the TURIP were made by the Board pursuant to the amendment provisions of the TURIP described below, were approved by the TSX and did not require Unitholder approval.

The TURIP is administered by the Board.  However, the Board may delegate the administration of the TURIP (or any part thereof) to a committee of directors appointed from time to time by the Board or to the Chief Executive Officer of PWPL pursuant to rules of procedure fixed by the Board.  The Board has delegated certain aspects of the administration of the TURIP relating to the grant of Unit Rights to new employees and promoted employees to the Chief Executive Officer of PWPL.  The Board may establish a minimum Exercise Price and vary the vesting and expiry periods under the TURIP provided that the duration of the Unit Rights shall not exceed six years.

The Board may amend or discontinue the TURIP at any time without the consent of holders of Unit Rights, provided that such amendment shall not alter or impair any Unit Rights previously granted under the TURIP except as otherwise permitted by the TURIP.  In addition, the Board may, by resolution, amend the TURIP and any Unit Rights granted under it without Unitholder approval, provided that the Board is not entitled to, absent Unitholder and TSX approval: (i) increase the maximum number of Trust Units issuable pursuant to the TURIP; or (ii) amend a Unit Right held by an insider to lower the Grant Price or to extend the expiry date.

Upon any holder of Unit Rights ceasing to be a Service Provider for any reason whatsoever, other than the death of such holder of Unit Rights, during the Exercise Period, all Unit Rights which have not vested at such date terminate, and such holder of Unit Rights has until the earlier of: (i) three months from the date such holder of Unit Rights ceased to be a Service Provider; or (ii) the end of the Exercise Period; to exercise any outstanding Unit Rights which have vested in such holder of Unit Rights, and at the expiration of such three month period, any vested Unit Rights which have not been so exercised terminate, provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Unit Rights which have not been exercised will immediately terminate.  In the event that the foregoing provisions of the TURIP conflict with or are inconsistent with the express terms of a written employment agreement (an "Executive Employment Agreement") between an executive officer of PWPL and PWPL, the terms of such Executive Employment Agreement govern.

Upon the death of any individual holder of Unit Rights during the Exercise Period, all Unit Rights which have not vested at such date immediately vest, and the executor, administrator or personal representative of such holder of Unit Rights has until the earlier of: (i) six months from the date of the death of such holder of Unit Rights; or (ii) the end of the Exercise Period; to exercise all outstanding Unit Rights, and at the expiration of such period, any Unit Rights which have not been exercised terminate.

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In the event, during any Exercise Period of any Unit Rights, of any consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units, then such outstanding Unit Rights will be deemed to be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Unit Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price will be deemed to be adjusted on a pro rata basis.

In the event of any other capital reorganization of Penn West during any Exercise Period of any Unit Rights not otherwise covered by the preceding paragraph, or an amalgamation or merger (whether by plan of arrangement or otherwise) of Penn West and/or PWPL with or into any other entity or the sale of the properties and assets of Penn West (and the assets of its direct or indirect subsidiaries) as (or substantially as) an entirety to any other entity (and whether or not involving one or more third party entities), and provided that such event is not a "change of control" within the meaning of the TURIP, each holder of Unit Rights shall be entitled to receive and shall accept in exchange for the Unit Rights then held by such holder, such number of rights or options (or similar securities) (the "New Securities") to acquire such number and type of securities of the entity resulting from such capital reorganization, amalgamation or merger or to which such sale may be made, as the case may be (the "New Entity"), and exercisable at such exercise price and terms of vesting, as is comparable to the Exercise Price and terms of vesting of the Unit Rights, as the Board may determine in its absolute discretion, but subject in all cases to the receipt of any required regulatory and Unitholder approvals.  Upon the issuance of such New Securities to the holder in exchange for its Unit Rights, the obligation of Penn West to the holder in respect of the Unit Rights so exchanged shall terminate and the holder shall cease to have any further rights in respect thereof.

The vesting provisions of outstanding Unit Rights will be accelerated and all unexercised Unit Rights may be exercised upon the effective date of a "change of control" of Penn West or PWPL.  A "change of control" is deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of Penn West or PWPL: (i) a successful "take-over bid", as defined in the Securities Act (Alberta), pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own in excess of fifty percent (50%) of the outstanding Trust Units or common shares of PWPL; (ii) the issuance to or acquisition by any person, or group of persons acting in concert, of Trust Units which in the aggregate total fifty percent (50%) or more of the then issued Trust Units; (iii) a change in the ownership of PWPL, the effect of which is that a sufficient number of voting shares of PWPL taken on a fully diluted basis, necessary to elect a majority of directors to the Board are not beneficially held or under the direction or control of Penn West; (iv) the sale of all or substantially all of the assets of PWPL, except in conjunction with an internal reorganization as a result of which Penn West or any other affiliate of Penn West has the same, or substantially similar, interest, whether direct or indirect, in the assets, as the interest, whether direct or indirect, that it had prior to the reorganization; and (v) the termination of Penn West.

Notwithstanding the "change of control" provisions described in the preceding paragraph or anything else contained in the TURIP, the Board has the complete and unfettered discretion to determine that any reorganization (which includes, without limitation, the occurrence of any event the effect of which will be to exchange or substitute the Trust Units for securities of another entity) (each such event a "Reorganization") of or involving Penn West and/or PWPL and/or any of their respective affiliates (and whether or not involving one or more third party entities) is not an actual "change of control" for the purposes of the TURIP if, as a result of such Reorganization, the holders of the issued and outstanding Trust Units immediately prior to such Reorganization are also the holders of at least

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fifty percent (50%) of the issued and outstanding equity securities of an entity that holds, directly or indirectly, all or substantially all of the assets of Penn West (and the assets of its direct and indirect subsidiaries) immediately following such Reorganization.

Except as described above, no amendments have been made to the TURIP during fiscal 2008 or fiscal 2009.  Certain amendments to the TURIP have been approved by the Board and will be effective following the Meeting if such amendments are approved at the Meeting by Unitholders.  For details regarding these proposed amendments, see Section 2.2.1 "Approval of Clarifying Amendments to Security Based Compensation Plans – Trust Unit Rights Incentive Plan".

In addition to the foregoing, amendments were made to the outstanding Unit Rights of Mr. Thomas E. Phillips in 2008, upon his retirement from the Board of Directors.  In recognition of his over 12 years of service on the Board of PWPL, the Board approved an amendment to the vesting schedule for Mr. Phillips's Unit Rights such that all unvested outstanding Unit Rights held by Mr. Phillips at the time of his retirement vested as of the date of his retirement.  In accordance with the provisions of the TURIP, Mr. Phillips had a period of three months from the date of his retirement from the Board to exercise such Unit Rights, after which time they would automatically terminate.  Such amendment to the vesting schedule for the Unit Rights of Mr. Phillips was very unusual for Penn West and done only in light of his unusually long service on the Board.  No other amendments were made to specific Unit Rights in 2008.

Information regarding Unit Rights outstanding under the TURIP between January 1, 2008 and May 6, 2009 is set forth below.

January 1, 2008 to December 31, 2008

	Number of Unit Rights Outstanding	Weighted Average Exercise Price ($)	Percent of Issued and Outstanding Trust Units (%)
Balance, January 1, 2008	14,486,084	25.69	6
Unit Rights granted	15,224,042	26.96	-
Unit Rights exercised	(1,319,377)	19.95	-
Unit Rights cancelled	(2,572,369)	25.78	-
Balance, December 31, 2008, before reduction of Exercise Price	25,818,380	26.72	7
Reduction of Exercise Price	-	(3.84)	-
Balance, December 31, 2008, after reduction of Exercise Price	25,818,380	22.88	7
Exercisable, December 31, 2008	5,254,620	21.18	1

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January 1, 2009 to May 6, 2009

	Number of Unit Rights Outstanding	Weighted Average Exercise Price ($)	Percent of Issued and Outstanding Trust Units (%)
Balance, January 1, 2009	25,818,380	22.88	7
Unit Rights granted	9,131,126	12.38	-
Unit Rights exercised	(114,600)	13.55	-
Unit Rights cancelled	(2,558,102)	22.77	-
Balance, May 6, 2009, before reduction of Exercise Price	32,276,804	19.96	8
Reduction of Exercise Price	-	(0.87)	-
Balance, May 6, 2009, after reduction of Exercise Price	32,276,804	19.09	8
Exercisable, May 6, 2009	9,093,930	21.26	2

As at May 6, 2009, up to 41,422,822 Trust Units (representing ten percent (10%) of the issued and outstanding Trust Units) may be reserved for issuance under the TURIP and the Savings Plan.  At May 6, 2009, an aggregate of 37,031,912 Trust Units (representing approximately nine percent (9%) of the issued and outstanding Trust Units) are reserved for issuance under the Savings Plan and on exercise of a like number of Unit Rights issued under the TURIP, with the result that an additional 4,390,910 Trust Units (representing approximately one percent (1%) of the issued and outstanding Trust Units) may be reserved for issuance under the TURIP and the Savings Plan.  Since the implementation of the TURIP in 2005, an aggregate of 2,506,882 Trust Units (representing less than one percent (1%) of the currently issued and outstanding Trust Units) have been issued pursuant to the TURIP.

4.4.3(b) Employee Retirement Savings Plan

The purpose of the Savings Plan is to provide a means by which full-time employees ("Employees") of affiliates of Penn West, including PWPL and its subsidiaries, can save for their retirement to ensure their long term future financial security; and to develop the interest of the Employees in the growth and development of Penn West and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in Penn West through the purchase of Trust Units.  The name of the Savings Plan was changed from the "Employee Stock Savings Plan" to the "Employee Retirement Savings Plan" in 2008 to clarify the purpose, function and intent of the Savings Plan.  This amendment to the Savings Plan was made by the Board pursuant to the amendment provisions of the Savings Plan described below and did not require Unitholder approval.

Any Employee who participates in the Savings Plan may contribute not less than one percent (1%) and not more than ten percent (10%) of their base annual salary to the Savings Plan (the "Employee's Contribution").  For each one dollar ($1.00) contribution to the Savings Plan by an Employee, PWPL will contribute $1.50 on behalf of the Employee ("PWPL's Contribution").  Employees may elect once and only once per calendar quarter as to the percentage of their salary they wish to contribute to the Savings Plan.  This amount will be deducted from the Employee's pay cheque commencing on the next semi-monthly pay period and all future pay periods until another election is made.

Each of the Employee's Contribution and PWPL's Contribution in each calendar month will be used to acquire Trust Units.  The Trust Units will be acquired either through open market purchases of Trust Units as soon as is reasonably practicable after the end of that calendar month; by a purchase from treasury at the weighted average trading price of the last five trading days on the TSX of that

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calendar month; or by a combination of the two, as determined by PWPL (as administrator of the Savings Plan) in its sole discretion.  Where available, the Savings Plan will enrol in Penn West's distribution reinvestment and optional trust unit purchase plan (the "DRIP") thus qualifying to invest cash distributions in Trust Units issued from treasury at the price and on the terms set out in the DRIP.  If the DRIP is not available, all cash distributions from Penn West attributable to the Trust Units held in the Savings Plan will also be used to acquire Trust Units through open market purchases of Trust Units as soon as is reasonably practicable after the receipt of such distributions.

PWPL's Contributions vest to each Employee on the last day of the calendar month following a contribution.  If an Employee leaves PWPL or is terminated for a reason other than by death before the end of any such monthly period, the Employee's Contributions for such monthly period, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from Penn West related thereto, will be returned to such Employee and PWPL's Contributions, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from Penn West related thereto, will not be earned and will be returned or surrendered, as the case may be, to PWPL and Penn West. In the event of death, the Employee's Contributions made during such partial monthly period will be matched by PWPL's Contributions, and will vest at the end of the calendar month following death.

There is a 12-month restriction on the sale of any Trust Unit acquired under the Savings Plan which may be waived by PWPL.  At the end of each calendar month, Trust Units that have been held for 12 months will be released to the Employee.  In the event of the death of an Employee the Trust Units will be immediately released.  PWPL may permit immediate transfer of the Trust Units to an Employee's registered retirement savings plan or tax free savings account upon the Employee's undertaking not to dispose of such Trust Units for the required 12-month period.  The aforementioned provision of the Savings Plan was amended in December 2008 to include the reference to a "tax free savings account".  This amendment to the Savings Plan was made by the Board pursuant to the amendment provisions of the Savings Plan described below and did not require Unitholder approval.

The number of Trust Units reserved for issuance under the Savings Plan (along with any other security based compensation arrangements) shall not exceed ten percent (10%) of the outstanding Trust Units as may be approved by the Board from time to time on behalf of Penn West.  In addition, the number of Trust Units, together with all of Penn West's other previously established or proposed security compensation arrangements, which may be issuable (or reserved for issuance) to insiders of Penn West and PWPL and such insiders' associates and affiliates will not exceed five percent (5%) of the outstanding Trust Units; which may be issued to any insider of Penn West and PWPL and such insider's associates and affiliates within a one year period will not exceed two percent (2%) of the outstanding Trust Units; and which may be issued to any one insider of Penn West and PWPL and such insider's associates and affiliates or to the independent directors as a group within a one year period will not exceed one percent (1%) of the outstanding Trust Units.

The Board may, by resolution on behalf of Penn West, amend the Savings Plan without Unitholder approval, however the Board is not entitled to, absent Unitholder and TSX approval, amend the Savings Plan to provide for any reduction in the purchase price of the Trust Units being purchased from Penn West.

Except as described above, no amendments have been made to the Savings Plan during fiscal 2008 or fiscal 2009.  Certain amendments to the Savings Plan have been approved by the Board and will be effective following the Meeting if such amendments are approved at the Meeting by Unitholders.

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For details regarding these proposed amendments, see Section 2.2.2 "Approval of Clarifying Amendments to Security Based Compensation Plans – Employee Retirement Savings Plan".

As at May 6, 2009, up to 41,422,822 Trust Units (representing ten percent (10%) of the issued and outstanding Trust Units) may be reserved for issuance under the TURIP and the Savings Plan.  At May 6, 2009, an aggregate of 37,031,912 Trust Units (representing approximately nine percent (9%) of the issued and outstanding Trust Units) are reserved for issuance under the Savings Plan and on exercise of a like number of Unit Rights issued under the TURIP, with the result that an additional 4,390,910 Trust Units (representing approximately one percent (1%) of the issued and outstanding Trust Units) may be reserved for issuance under the TURIP and the Savings Plan.  Since the implementation of the Savings Plan in 2005, an aggregate of 3,165,194 Trust Units (representing less than one percent (1%) of the currently issued and outstanding Trust Units) have been issued pursuant to the Savings Plan.

4.5	Equity Compensation Plan Information

The following table sets forth information in respect of securities authorized for issuance under Penn West's equity compensation plans (being the TURIP and the Savings Plan) as at December 31, 2008.  For details regarding the TURIP, see Section 4.4.3(a) "Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan".  For details regarding the Savings Plan, see Section 4.4.3(b) "Narrative Discussion of Plan-Based Awards – Employee Retirement Savings Plan".

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by securityholders	25,818,380	$22.88	12,289,778
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	25,818,380	$22.88	12,289,778

Notes:
(1)
The weighted-average exercise price of outstanding Unit Rights is presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the TURIP.  Pursuant to the terms of the TURIP, Unit Right holders may elect to pay either the original grant price or the reduced exercise price on exercise of a Unit Right.

(2)
The number of Trust Units that may be issued under Penn West's equity compensation plans is calculated pursuant to a formula.  For particulars of this formula, see Section 4.4.3(a) "Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan" (in respect of the TURIP) and Section 4.4.3(b) "Narrative Discussion of Plan-Based Awards – Employee Retirement Savings Plan" in respect of the Savings Plan.

4.6	Pension Plan Benefits

Penn West does not have a pension plan in which Named Executive Officers participate that provides for payments or benefits at, following, or in connection with retirement, including a defined benefit plan or a defined contribution plan.  In addition, Penn West does not have any deferred compensation plans in which Named Executive Officers participate.

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4.7	Termination and Change of Control Benefits

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Penn West or a change in a Named Executive Officer's responsibilities.

4.7.1 NEO Agreements

PWPL has entered into employment contracts (the "NEO Agreements") with each of its Named Executive Officers.  The NEO Agreements continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer in accordance with the retirement policies established for senior executives of PWPL; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by PWPL for cause; or (v) termination of the employment of the Named Executive Officer by PWPL other than for cause.

4.7.1(a) Definitions

For the purposes of the disclosure under this Section 4.7, the following terms have the following meanings:

"Annual Bonus" means an amount equal to either: (i) the average of the annual bonus received by the Named Executive Officer in the 24-month period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by PWPL for a period of two years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer's years of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the TURIP, or any other long term incentive arrangements put into place by Penn West or PWPL.

"Annual Compensation" means the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the TURIP, or any other long term incentive arrangements put into place by Penn West or PWPL) plus an amount equal to fifteen percent of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to fifteen percent of the Annual Salary (representing PWPL's contribution to the Savings Plan).

"Annual Salary" means the Named Executive Officer's annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

"Change of Control" is deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of Penn West or PWPL: (i) a successful "take-over bid", as defined in the Securities Act (Alberta), pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own in

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excess of 50% of the outstanding Trust Units or common shares of PWPL; (ii) the issuance to or acquisition by any person, or group of persons acting in concert, of Trust Units which in the aggregate total 50% or more of the then issued Trust Units; (iii) a change in the ownership of PWPL, the effect of which is that a sufficient number of voting shares of PWPL taken on a fully diluted basis, necessary to elect a majority of directors to the Board are not beneficially held or under the direction or control of Penn West; (iv) the sale of all or substantially all of the assets of PWPL, except in conjunction with an internal reorganization as a result of which Penn West or any other affiliate of Penn West has the same, or substantially similar, interest, whether direct or indirect, in the assets, as the interest, whether direct or indirect, that it had prior to the reorganization; and (v) the termination of Penn West.

"Constructive Dismissal" means, unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of PWPL are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any material reduction in the value of the Named Executive Officer's executive benefits, plans and programs (excluding the Annual Bonus and TURIP), except where all senior executives of PWPL are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

"Termination Date" means the Named Executive Officer's last day actively at work for PWPL, regardless of the reason for the cessation of employment.

4.7.1(b) Termination of Employment by PWPL Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer's employment by PWPL other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the "Retiring Allowance") (which shall include all statutory entitlement under labour standards legislation and all common law entitlement to reasonable notice) in the form of a cash payment equal to the sum of a factor (being 2.5 in the case of Mr. Andrew, 2.0 in the case of Mr. Nunns and Mr. Takeyasu, and 1.5 in the case of Mr. Fitzgerald and Ms. Foulkes) multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings.

In addition to the Retiring Allowance: (i) each Named Executive Officer will also receive all earned and unpaid pro-rata Annual Salary up to and including the Termination Date, accrued and unused vacation pay up to and including the Termination Date, along with a pro rata share of the bonus earned during the year in which the Termination Date occurs, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365; and (ii) the Named Executive Officer's right to exercise all Unit Rights granted under the TURIP shall accelerate and vest and be exercisable in accordance with the TURIP within a period of three months after the Termination Date at the exercise price in effect on the Termination Date notwithstanding any provision of the TURIP or any agreement between the Named Executive Officer and Penn West related thereto.

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4.7.1(c) Termination Following a Change of Control

In the event of a Change of Control and the election (the "Election") of the Named Executive Officer to terminate his employment, which Election shall be at the discretion of the Named Executive Officer, then the Named Executive Officer shall be entitled to receive all of the compensation and benefits set out above under "Termination of Employment by PWPL Other than for Cause; Constructive Dismissal", as if the Named Executive Officer had been terminated by PWPL other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.

Messrs. Andrew and Takeyasu must make any such Election within 90 days following a Change of Control.  Mr. Nunns may make such Election at any time following a Change of Control.  In the event that Mr. Fitzgerald or Ms. Foulkes advise PWPL of such Named Executive Officer's decision to exercise the Election: (i) the notification to PWPL of the Election must be in writing and must be provided to PWPL within 90 days following a Change of Control; (ii) PWPL may require such Named Executive Officer to remain employed with, and to continue to provide normal services to, PWPL for a period not to exceed six months following the Change of Control (the "Transition Period"); and (iii) if such Named Executive Officer does not provide the requested services through the Transition Period, then the Election shall be null and void, and such Named Executive Officer shall not be entitled to the compensation and benefits set out above under "Termination of Employment by PWPL Other than for Cause; Constructive Dismissal".

4.7.1(d) Other Termination by the Named Executive Officer

Each Named Executive Officer is entitled to terminate the Named Executive Officer's employment with PWPL at the Named Executive Officer's pleasure upon providing thirty days' prior written notice to such effect to PWPL.  In such event, the Named Executive Officer shall not be entitled to any further compensation except for salary, Savings Plan and vacation pay accrued and owing up to and including the Termination Date.

4.7.1(e) Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Penn West, PWPL and its affiliates.  These confidentiality provisions survive for a period of two years (or in the case of Ms. Foulkes, for an indefinite period of time) following the termination of a Named Executive Officer's employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his or her NEO Agreement.

4.7.1(f) Services During a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in its sole discretion, could in fact effect a Change of Control, or PWPL enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his or her NEO Agreement that he or she will not voluntarily leave the employ of PWPL or cease to be an officer of PWPL or its affiliates or subsidiaries until the earlier of such time as: (i) that person has abandoned or terminated its steps to effect a Change of Control or the Board considers, in its sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated.

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4.7.2 TURIP

4.7.2(a) Vesting on Change of Control

The TURIP provides that the vesting provisions of outstanding Unit Rights will be accelerated and all unexercised Unit Rights may be exercised upon the effective date of a Change of Control of Penn West or PWPL.

4.7.2(b) Vesting on Termination other than for Cause or for Constructive Dismissal

As noted above, upon the termination of a Named Executive Officer's employment by PWPL other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer, the Named Executive Officer's right to exercise all Unit Rights granted under the TURIP shall accelerate and vest and be exercisable in accordance with the TURIP within a period of three months after the Termination Date at the exercise price in effect on the Termination Date notwithstanding any provision of the TURIP or any agreement between the Named Executive Officer and Penn West related thereto.

4.7.2(c) Other Termination Provisions of the TURIP

Unless otherwise provided in the NEO Agreements, the TURIP provides that upon any holder of Unit Rights ceasing to be a Service Provider for any reason whatsoever, other than the death of such holder of Unit Rights, during the Exercise Period, all Unit Rights which have not vested at such date terminate, and such holder of Unit Rights has until the earlier of: (i) three months from the date such holder of Unit Rights ceased to be a Service Provider; or (ii) the end of the Exercise Period; to exercise any outstanding Unit Rights which have vested in such holder of Unit Rights, and at the expiration of such three month period, any vested Unit Rights which have not been so exercised terminate, provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Unit Rights which have not been exercised will immediately terminate.  The TURIP provides that in the event that the foregoing provisions of the TURIP conflict with or are inconsistent with the express terms of the NEO Agreements, the terms of the NEO Agreements govern.

4.7.3 Savings Plan

PWPL's Contributions to the Savings Plan vest to each Named Executive Officer on the last day of the calendar month following a contribution.  If a Named Executive Officer leaves PWPL or is terminated for a reason other than by death before the end of any such monthly period, the Employee's Contributions for such monthly period, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from Penn West related thereto, will be returned to such Named Executive Officer and PWPL's Contributions, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from Penn West related thereto, will not be earned and will be returned or surrendered, as the case may be, to PWPL and Penn West.

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4.7.4 Payments to Named Executive Officers

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the Named Executive Officers pursuant to their NEO Agreement and pursuant to Unit Rights held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2008.  The table does not include the value of payments, payables and benefits already available to the Named Executive Officer at December 31, 2008, such as Unit Rights that had already vested at such date.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to TURIP(1) ($)	Total ($)

William Andrew	Termination Without Cause(2)	1,312,500	Nil	1,312,500
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	1,312,500	Nil	1,312,500
	Retirement / Resignation(5)	Nil	Nil	Nil

Murray Nunns	Termination Without Cause(2)	880,000	Nil	880,000
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	880,000	Nil	880,000
	Retirement / Resignation(5)	Nil	Nil	Nil

Todd Takeyasu	Termination Without Cause(2)	570,000	Nil	570,000
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	570,000	Nil	570,000
	Retirement / Resignation(5)	Nil	Nil	Nil

Hilary Foulkes	Termination Without Cause(2)	427,500	Nil	427,500
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	427,500	Nil	427,500
	Retirement / Resignation(5)	Nil	Nil	Nil

Mark Fitzgerald	Termination Without Cause(2)	427,500	Nil	427,500
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	427,500	Nil	427,500
	Retirement / Resignation(5)	Nil	Nil	Nil
Notes:
(1)
The value of in-the-money Unit Rights held at December 31, 2008 has been calculated based on the difference between the closing price of the Trust Units on the TSX on December 31, 2008 of $13.57 per Trust Unit and the reduced exercise price of the applicable Unit Rights as at December 31, 2008.

(2)	Represents termination of the employment of the Named Executive Officer by PWPL other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.
(3)	Represents termination of the employment of the Named Executive Officer by PWPL for cause.
(4)
Represents a Change of Control and the subsequent election by the Named Executive Officer to terminate his or her employment, resulting in the Named Executive Officer's entitlement to benefits as if the Named Executive Officer had been terminated by PWPL other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.

(5)
Represents voluntary retirement of the Named Executive Officer in accordance with the retirement policies established for senior executives of PWPL or voluntary resignation of the Named Executive Officer.

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4.8	Named Executive Officer Investment at Risk

The following table summarizes the Trust Units beneficially owned or controlled or directed, directly or indirectly, by each of the Named Executive Officers of PWPL and investment-at-risk statistics for the Named Executive Officers of PWPL as at April 30, 2009.

	Trust Units held(1) (#)	Value at Risk Amount(2) ($)	Value at Risk as multiple of base salary(3) (#)
William Andrew	147,139	1,926,050	3.67
Murray Nunns	75,296	985,625	2.24
Todd Takeyasu	36,554	478,492	1.47
Hilary Foulkes	2,149	28,130	0.10
Mark Fitzgerald	34,553	452,299	1.59

Average value at risk as multiple of base salary:			1.81
Notes:
(1)	The phrase "holdings" or "held" means Trust Units beneficially owned or controlled or directed, indirectly or directly.
(2)	"Value at Risk Amount" is the number of Trust Units held as at April 30, 2009 multiplied by the closing price of $13.09 for the Trust Units on the TSX as at April 30, 2009.
(3)	"Value at Risk as multiple of base salary" is the "Value at Risk Amount" for the Named Executive Officer divided by the 2009 annual base salary for the Named Executive Officer as at April 30, 2009.

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SECTION 5:                                MISCELLANEOUS MATTERS

5.1	Indebtedness of Directors and Executive Officers

PWPL is not aware of any individuals who are either current or former executive officers, directors or employees of PWPL or any of Penn West's subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Penn West or otherwise) that is owing to (i) Penn West or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

PWPL is not aware of any individuals who are, or who at any time during 2008 were, a director or executive officer of PWPL, a proposed nominee for election as a director of PWPL, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2008, indebted to Penn West or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2008 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

5.2	Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere herein, there were no material interests, direct or indirect, of any Informed Person of PWPL, any proposed director of PWPL, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2008 or in any proposed transaction which has materially affected or would materially affect Penn West or any of its subsidiaries.  "Informed Person" means: (i) a director or executive officer of PWPL; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Penn West; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Trust Units, or a combination of these, carrying more than 10% of the voting rights attached to all outstanding Trust Units.

5.3	Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed elsewhere herein, management of PWPL is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of PWPL at any time since January 1, 2008, any proposed nominee for election as a director of PWPL, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of PWPL or the appointment of auditors of Penn West).

5.4	Additional Information

Additional information relating to Penn West is available on SEDAR at www.sedar.com.  Financial information in respect of Penn West and its affairs is provided in Penn West's annual audited comparative financial statements for the year ended December 31, 2008 and the related management's discussion and analysis.  Paper copies of Penn West's financial statements and related management discussion and analysis are available upon request from Penn West's Investor Relations department at 200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3 (telephone:  (888) 770-2633; email: investor_relations@pennwest.com).

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.  The prescribed corporate governance disclosure for Penn West is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

The corporate governance structure of Penn West is not the same as for a corporation.  The Board is responsible for the overall governance of Penn West and PWPL.  The Board is, in effect, responsible for the overall stewardship and governance of Penn West, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Penn West's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type).  Penn West has also disclosed below, where applicable, a comparison with some of the corporate governance standards (the "NYSE Standards") of the New York Stock Exchange ("NYSE").  As a Canadian trust listed on the NYSE, Penn West is not required to comply with many of the NYSE Standards, provided that it complies with the Canadian corporate governance standards.  In order to claim such an exemption, however, Penn West must disclose the significant differences between its corporate governance practices and those required by the NYSE Standards to be followed by U.S. domestic companies.  Penn West's statement of Significant Differences in Penn West's Corporate Governance Practices Compared to NYSE Corporate Governance Standards can be found on Penn West's website at www.pennwest.com.

Penn West's corporate governance practices meet or exceed all applicable Canadian requirements.  They also incorporate some best practices derived from the NYSE Standards and comply with the applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

1.	Board of Directors

(a)           Disclose the identity of directors who are independent.

See Section 3.4 "Director Independence".

Other than Messrs. Smith and Potter, the Board has not determined the independence of any directors under the NYSE Standards.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

See Section 3.4 "Director Independence".

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(c)
Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the directors are (or will be) independent.  There will be twelve directors in total following the Meeting, ten of whom (83%) will be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See Section 3.6 "Other Public Company Directorships".

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present (being Mr. Andrew, the Chief Executive Officer of PWPL, and if elected at the Meeting, Mr. Nunns, the President and Chief Operating Officer of PWPL) at the conclusion of every meeting of the Board and every meeting of any committee of the Board.  The number of Board and committee meetings held in 2008 is disclosed in Section 3.5 "Director Attendance Record".

Under the NYSE Standards, non-management directors are required to meet regularly without management present.  In addition, if any non-management director is not independent, the independent directors should meet at least once per year.  The practices of the Board satisfy this requirement.

(f)
Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, John A. Brussa, is an independent director within the meaning of NI 58-101.  The Board, in conjunction with the Governance Committee and Mr. Brussa, has developed broad terms of reference for the Chairman of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Unitholder and other third party relations.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

See Section 3.5 "Director Attendance Record".

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2.	Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

3.	Position Descriptions

(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board, in conjunction with the CEO, has developed a written position description for the CEO.

4.	Orientation and Continuing Education

(a)
Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

See Section 3.12(a) "Director Orientation and Education - Orientation".

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See Section 3.12(b) "Director Orientation and Education – Continuing Education".

Under the NYSE Standards, corporate governance guidelines that include, among other things, director orientation and continuing education should be adopted and posted on Penn West's website.  Penn West has adopted a policy titled "Governance Guidelines" that addresses, among other things, director orientation and continuing education.  The Governance Guidelines have been posted on Penn West's website at www.pennwest.com.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

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The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of PWPL, including directors, officers and employees, and a Code of Ethics for Officers and Senior Financial Management applicable to all officers and senior financial staff, each of which is located on SEDAR at www.sedar.com, and on Penn West's website at www.pennwest.com.

Under the NYSE Standards, a code of ethics that applies to all directors, officers and employees and that addresses certain matters should be adopted and posted on Penn West's website.  Penn West is in compliance with this requirement.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the codes by requiring quarterly certifications by its officers and senior financial management as to their compliance with the codes and through the "whistleblower" policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed since January 1, 2008 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a "Whistleblower Policy" wherein directors, officers and employees of PWPL and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of PWPL's Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

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6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Governance Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and constitution of the Board members and the Governance Committee's perception of the needs of Penn West and PWPL.

(b)
      Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee is comprised of only independent directors.

Under the NYSE Standards, the nominating/corporate governance committee should be comprised solely of "independent directors" and should have its own charter.  Although no Board determination of independence has been made under the NYSE Standards, members of the Governance Committee meet the qualifications for independence contained in the NYSE Standards.  The Governance Committee has its own mandate, which is described below and which complies with the NYSE Standards.  In addition, as required by the NYSE Standards, the mandate has been posted on Penn West's website at www.pennwest.com.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has within its mandate the responsibilities of a nominating committee.  The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members and the committee's perception of the needs of Penn West and PWPL.  The committee also reviews the slate of directors for Penn West's annual management proxy circular and recommends such slate for approval by the Board.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

See Section 3.8 "Report on Director Compensation".

Compensation of Officers

See Section 4.1 "Report on Executive Compensation – General Information" and Section 4.2 "Report on Executive Compensation – Compensation Discussion and Analysis".

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(b)
      Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is composed entirely of independent directors.

Under the NYSE Standards, the compensation committee should be comprised solely of "independent directors" and should have its own charter.  Although no Board determination of independence has been made under the NYSE Standards, members of the Human Resources and Compensation Committee meet the qualifications for independence contained in the NYSE Standards.  The Human Resources and Compensation Committee has its own mandate, which is described below and which complies with the NYSE Standards.  In addition, as required by the NYSE Standards, the mandate has been posted on Penn West's website at www.pennwest.com.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee has been delegated the responsibility to:

•
Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;

•
review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

•
review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of Unit Rights and any other equity based or long-term incentive compensation and other terms of employment of the executive officers other than the CEO;

•
review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of Unit Rights and any other equity based or long-term incentive compensation for employees other than executive officers;

•
review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of such goals and objectives, and make recommendations to the independent members of the Board regarding the CEO's

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annual compensation, including salary, cash bonus any other short-term incentive compensation, any grants of Unit Rights and any other equity based or long-term incentive compensation;

•	review and make recommendations to the Board respecting proposed appointments of officers of PWPL, including the terms of any executive employment agreements;

•	review and report to the Board regarding succession plans for the CEO, President & COO and other executive officers, including recruitment and training programs; and

•
review and make recommendations to the Board respecting the compensation committee discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.

(d)
      If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The committee engaged Mercer (Canada) Limited ("Mercer") to provide specific support to the committee in determining compensation for PWPL's officers during the most recently completed fiscal year.  This support has consisted of: (i) the provision of general market observations throughout the year with respect to market trends and issues; (ii) the provision of benchmark market data; and (iii) attendance at one committee meeting to review market trends and issues, during which market analysis findings were presented to the committee.  The decisions of the committee are those of the committee and may reflect information other than that provided by Mercer.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Acquisitions and Divestments Committee

Members in 2008:  James E. Allard and Frank Potter, both of whom were independent directors.

Current Members:  James E. Allard and Frank Potter, both of whom are independent directors.

The Acquisitions & Divestments Committee assists the Board in fulfilling its oversight obligations relating to certain types of acquisitions and divestments, reviewing and providing recommendations to the Board regarding any asset or corporate acquisition or disposition transaction having a value over $50,000,000, provided that any asset or corporate acquisition or disposition transaction that would be considered a "Material Change" for Penn West pursuant to applicable securities laws, or that in the view of the Committee or management is appropriate for review by the full Board, is referred to the Board for further review.

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Governance Committee

Members in 2008:  George H. Brookman (Chair), Shirley A. McClellan, Frank Potter and R. Gregory Rich, all of whom were independent directors.

Current Members:  George H. Brookman (Chair), Shirley A. McClellan, Frank Potter and R. Gregory Rich, all of whom are independent directors.

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing PWPL's approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management.  The Committee annually reviews the need to recruit and recommend new members to fill Board vacancies giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board, and recommends to the Board the nominees for election at each annual meeting.

Health, Safety and Environment Committee

Members in 2008:  Robert G. Brawn, George H. Brookman (Chair, January 1, 2008 to August 6, 2008), Daryl Gilbert, Shirley A. McClellan and Jack Schanck (Chair, August 6, 2008 to December 31, 2008), all of whom were independent directors.

Current Members:  Jack Schanck (Chair), Robert G. Brawn, Daryl Gilbert and Shirley A. McClellan, all of whom are independent directors.

The Health, Safety and Environment Committee assists the Board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the Board on the development and implementation of the standards and policies of PWPL in the areas of health, safety and environment.  This Committee meets separately with management of PWPL which has responsibility for such matters, and reports to the Board.

Reserves Committee

Members in 2008:  Murray R. Nunns (Chair, January 1, 2008 to January 11, 2008), Robert G. Brawn (as of March 2008), Daryl Gilbert (Chair, as of February 2008), Thomas E. Phillips (January 1, 2008 to June 2, 2008), Jack Schanck (as of August 2008) and James C. Smith, all of whom were independent directors.

Current Members (as of February 20, 2008): Daryl Gilbert (Chair), Robert G. Brawn, Jack Schanck and James C. Smith, all of whom are independent directors.

The Reserves Committee assists the Board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firms that perform PWPL's reserve evaluation and reviews the annual independent engineering reports.  The committee reviews, and recommends for approval by the Board on an annual basis, the statements of reserve data and other information specified in National Instrument 51-101.  The Committee also reviews any other oil and natural gas reserve report prior to release by PWPL to the public and reviews all of the disclosure in the Annual

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Information Form and elsewhere related to the oil and natural gas activities of PWPL.

9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See Section 3.11 "Board and Director Assessment".

Other Activities of the Board

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture, which includes substantially all management matters related to Penn West or adopted by the Board.  In particular, the Board approves significant operational decisions and all decisions relating to:  (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (ii) the approval of capital expenditure budgets; and (iii) the establishment of credit facilities.  In addition, the Trustee has delegated certain matters to the Board including all decisions relating to:  (i) any offers for Trust Units; (ii) any issuances of additional Trust Units; (iii) the determination of distribution policies; and (iv) establishing and administering Penn West's distribution reinvestment and optional trust unit purchase plan.

The Board, in part, performs its mandated responsibilities through the activities of its six committees: the Acquisitions and Divestments Committee, the Audit Committee, the Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee.

The Board and its committees have access to senior management on a regular basis as Mr. Andrew, the Chief Executive Officer, is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.  If Mr. Nunns, the President and Chief Operating Officer of PWPL, is elected to the Board at the Meeting, he will also attend all meetings of the Board.

The Board and the Governance Committee have developed terms of reference for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management.  As such, the Chief Executive Officer reports directly to the Board.  The Board has determined that none of the directors who serve on its committees has a material relationship with PWPL that could reasonably interfere with the exercise of a director's independent judgment.  The Chairman of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

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Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate.  See "Audit Committee Disclosures" in Penn West's 2008 annual information form dated March 26, 2009 (the "AIF") for information regarding PWPL's Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees.  See our website at www.pennwest.com, for a copy of the Audit Committee's mandate.

10.	Code of Business Conduct and Ethics

In 2008, PWPL revised and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Penn West's assets, reporting of illegal or unethical behaviour and other matters.  Employees are required to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns.  A code of ethics was also adopted that specifically addresses standards of conduct for officers and senior financial management.  Compliance affirmations are obtained each quarter for all executive and certain key financial and operational employees and annually for a broader group of PWPL's staff. The codes are available on Penn West's website at www.pennwest.com.

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APPENDIX B

PENN WEST ENERGY TRUST
MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of Penn West Petroleum Ltd. (the "Corporation") is responsible for the administration of Penn West Energy Trust (the "Trust"), for the stewardship of the Corporation, and the other subsidiaries of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation.  In general terms, the Board will:

(a)	in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objective(s) of the Corporation;

(b)	monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation's business, which plans must:

▪	be designed to achieve the Corporation's principal objectives,

▪	identify the principal strategic and operational opportunities and risk of the Corporation's business, and

▪	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation's business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•	approve the annual operating and capital plans, major acquisitions and dispositions and facilities;

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Monitoring and Acting

•	monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO's employment with the Corporation;

•	approve the distribution policy of the Corporation;

•	periodically review the systems that management has put in place to ensure the integrity of the Corporation's internal control and management information systems;

•	monitor the "good corporate citizenship" of the Corporation, including compliance by the Corporation with all applicable environmental laws;

•
in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees; and

•	approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•	ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to unitholders of the Trust, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation's auditors;

•	ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•
ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to unitholders on the Board's stewardship for the preceding year; and

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•	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the unitholders of the Trust and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

▪	appointing a Chairman of the Board who is not a member of management;

▪	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

▪	defining the mandate of each committee of the Board,

▪	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

▪	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

▪	review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board;

▪	review annually the adequacy and form of the compensation of directors.

Delegation

•
The Board may delegate its duties to and receive reports and recommendations from the Acquisitions and Divestments, Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental and Governance committees.

Composition

•	The Board shall be composed of at least six individuals appointed by the unitholders of the Trust at the Annual Meeting.

•
A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment.  In addition, the Board must affirmatively determine that an independent director has no material relationship with the Trust, nor is designated as not being independent under Section 303A.02(b) of the Corporate Governance Rules of the New York Stock Exchange.

•	Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

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•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee following:

▪	change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

▪	change in personal circumstances which would reasonably reflect poorly on the Trust (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee upon reaching age 65 and annually thereafter.

Meetings

•
The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair.  In addition, the non-management directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

•	There will also be an executive session of only independent directors held at least annually.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•
The Board shall have the authority to review any corporate report or material and to investigate activity of the Trust or the Corporation and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

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